

2026

proxy statement

moderna®

Table of Contents

Notice of Annual Meeting of Shareholders

Date:
Wednesday, May 6, 2026

Time:
8:00 a.m., Eastern Time

Live Audio Webcast at:
www.virtualshareholdermeeting.com/MRNA2026

Record Date:
March 9, 2026

How to Vote

Review your proxy statement and vote in one of three ways:

 **Internet**
www.proxyvote.com

 **Telephone**
1-800-690-6903

 **Mail**
Complete, sign, date, and return your proxy card or voting instruction form

YOUR VOTE IS IMPORTANT
Even if you plan to participate in the Annual Meeting, we urge you to submit your proxy in advance to ensure your shares are represented. This will not affect your right to participate in the meeting and to vote your shares at that time. For additional information on voting and participating in the meeting, please see "Information About the 2026 Annual Meeting of Shareholders" beginning on page 84.

To the Shareholders of Moderna, Inc.:

You are cordially invited to the Annual Meeting of Shareholders of Moderna, Inc., which will be held on Wednesday, May 6, 2026, beginning at 8:00 a.m., Eastern Time (the Annual Meeting), for the following purposes:

PROPOSAL 1

To elect two Class II directors, each to serve for a three-year term expiring at the 2029 annual meeting of shareholders;

PROPOSAL 2

To approve, on a non-binding, advisory basis, the compensation of our named executive officers;

PROPOSAL 3

To approve, on a non-binding, advisory basis, the frequency of future non-binding advisory votes to approve the compensation of our named executive officers;

PROPOSAL 4

To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026; and

PROPOSAL 5

To transact such other business as may be properly brought before the Annual Meeting or any adjournment or postponement thereof.

The Annual Meeting will be conducted virtually. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/MRNA2026. You also will be able to vote your shares electronically during the Annual Meeting. For more information about our virtual Annual Meeting, please see "Information About the 2026 Annual Meeting of Shareholders" beginning on page 84.

Our Board of Directors has fixed the close of business on March 9, 2026 as the Record Date for determining the shareholders that are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2025, are first being mailed on or about March 16, 2026, to all shareholders entitled to vote at the Annual Meeting. These materials also are available at www.proxyvote.com, using the control number provided with your materials.

By order of the Board of Directors,

S. Bancel

Stéphane Bancel
Chief Executive Officer and Director
Cambridge, Massachusetts
March 16, 2026

Proxy Summary

This summary highlights certain information from this Proxy Statement, but does not contain all the information that you should consider. Please read the entire Proxy Statement before voting your shares. For more complete information regarding Moderna's 2025 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2025, including the sections captioned "Special Note Regarding Forward-Looking Statements" and "Risk Factors," for a description of the substantial risks and uncertainties related to the forward-looking statements included herein.

 **When**
Wednesday, May 6, 2026, at 8:00 a.m., Eastern time.

 **Where**
The meeting will be held virtually at www.virtualshareholdermeeting.com /MRNA2026

 **Record Date**
March 9, 2026

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

PROPOSAL 1

Elect two Class II directors, each for a three-year term

 **FOR** all nominees
see page **11**

PROPOSAL 2

Approve, on a non-binding, advisory basis, the compensation of our named executive officers

 **FOR**
see page **38**

PROPOSAL 3

Approve, on a non-binding, advisory basis, the frequency of future non-binding advisory votes to approve the compensation of our named executive officers

 **ONE-YEAR**
see page **80**

PROPOSAL 4

Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2026

 **FOR**
see page **80**

Our Mission

To deliver the greatest possible impact to people through mRNA medicines.

About Moderna

Moderna is a pioneer and leader in the field of mRNA medicine. Through the advancement of its technology platform, Moderna is reimagining how medicines are made to transform how we treat and prevent diseases. Since its founding, Moderna's mRNA platform has enabled the development of vaccines and therapeutics across infectious diseases, cancer, rare diseases and more. With a global team and unique culture, driven by the company's values and mindsets, Moderna's mission is to deliver the greatest possible impact to people through mRNA medicines.

2025 Performance

 **$1.9** billion
in total revenue.

 **$2.2** billion
in annual cost savings, representing a reduction from 2024 of 30%.

 **3** regulatory approvals
and two products filed for approval across our infectious disease vaccine franchise.

 **$8.1** billion
in cash, cash equivalents and investments as of December 31, 2025.

 **8** Phase 2 and 3 trials
underway in oncology for intismeran autogene (mRNA-4157) in collaboration with Merck, across multiple tumor types.

 **3** international manufacturing sites
in the UK, Canada and Australia to enable local access to mRNA medicines and drive revenue diversification.

Our Strategic Priorities

Deliver sales growth	Our commercial growth drivers include geographic expansion and new product launches. In 2026, we expect to drive revenue growth from the annualized impact of our long-term strategic partnerships in the UK, Canada and Australia, as well as continued strong uptake of mNEXSPIKE in the U.S. In addition, we expect multiple growth opportunities in 2027 and 2028.
Deliver cost efficiency across the business	Throughout 2025, we maintained disciplined cost management, improving productivity across manufacturing, R&D and SG&A. We expect to further reduce costs in 2026 and 2027. We plan to leverage our global production network, AI and digital tools to improve cost efficiency.
Execute on our prioritized pipeline	We anticipate pivotal trial data readouts in 2026 across our oncology, rare disease and infectious disease portfolios. We expect to launch several new infectious disease products over the next few years (flu, flu + COVID combination and Norovirus), which would expand our infectious disease vaccine franchise to as many as six approved products. We expect to invest the cash generated from these products into oncology and rare disease therapeutics.
Continue to advance our early pipeline and platform technology	We continue to advance our early-stage pipeline. This includes our early-stage oncology programs, which expand our oncology portfolio across cancer antigen therapies, T-cell engagers and cell-therapy enhancers, as well as multiple early-stage vaccine programs.

PROPOSAL 1

Director Nominees

 The Board of Directors recommends a vote "**FOR**" the election of each of the two nominees as a Class II director to serve for a three-year term. For more information on the nominees, see page **11**.

At the Annual Meeting, two Class II directors will be elected, each for a three-year term. The Class II directors up for election are set forth below. Paul Sagan, a Class II director, has not been nominated for re-election at the Annual Meeting and, as a result, his term as a director will end at the Annual Meeting.

Name	Age	Director Since	Principal Occupation	Other Public Boards	Committees*			
					A	CT	NCG	PT
Class II directors nominated for re-election for a three-year term								
Sandra Horning, M.D. INDEPENDENT	77	2020	Former Chief Medical Officer and Global Head of Product Development, Roche	3			●	◉
Abbas Hussain INDEPENDENT	61	2024	Former CEO, Vifor Pharma; Former Global President, Pharmaceuticals and Vaccines, GSK	0	●			●
Continuing directors								
Noubar Afeyan, Ph.D. Chairman INDEPENDENT	63	2010 Chairman since 2012	CEO, Flagship Pioneering; Co-founder and Chairman, Moderna	1				
Stéphane Bancel	53	2011	CEO, Moderna	1				
Elizabeth Nabel, M.D. INDEPENDENT	74	2015**	Former President, Brigham Health	2		●		●
François Nader, M.D. INDEPENDENT	69	2019	Former President, CEO and Executive Director, NPS Pharmaceuticals	1		◉	◉	
David Rubenstein INDEPENDENT	76	2024	Co-Founder and Co-Chair, The Carlyle Group	1	●			
Elizabeth Tallett INDEPENDENT	76	2020	Former Principal, Hunter Partners	1	◉	●		

○ Chair

● Member

* A Audit

CT Compensation and Talent

NCG Nominating and Corporate Governance

PT Product and Technology

** Dr. Nabel was a member of our Board from December 2015 to July 2020, and rejoined the Board in March 2021, following her retirement from Brigham Health.







2025 Board Overview

9 directors

8 are independent

3 are women

5 meetings in 2025

4 Standing Committees*

99% board attendance

5 have advanced degrees in a scientific field

* Audit Committee, Nominating and Corporate Governance Committee, Compensation and Talent Committee, and Product and Technology Committee

Skills and Experience

Our directors represent a diverse range of skills and experience

Skill	Directors
CEO Experience	8/9
Commercialization	5/9
Digital/Cyber/AI	5/9
Drug Development	6/9
Finance/Accounting	8/9
Government/Regulatory	7/9
Healthcare Industry	8/9
Human Capital Management	8/9
International Experience	8/9
Investor Experience	7/9
Manufacturing/Supply Chain	4/9
Science/Technology/R&D	6/9

Age

68
Average age
1
50-59
4
60-69
4
70 or older

Tenure

7 years
Average tenure
2
less than 3
2
3-5 years
3
6-10 years
2
10 or more years

2025 Board Highlights

In 2025, our Board of Directors contributed to Moderna's strategic advancement through its oversight of management's execution of our business plans and strategy. Advice and guidance from the full Board, and relevant committees where applicable, was instrumental in the following key accomplishments, among others, in 2025.

Commercial Execution	The Board provided strategic input to management as it navigated a still-evolving and competitive respiratory vaccine market. Against this backdrop, we launched our third product, mNEXSPIKE, in the U.S., which quickly became an important driver of our performance. mNEXSPIKE achieved strong early adoption, representing approximately 24 percent of all U.S. retail vaccinations in 2025 and nearly one-third of vaccinations among adults aged 65 years and older (Source: IQVIA).
Pipeline Advancement	The Board and Product and Technology Committee oversaw significant advancement of our pipeline across infectious disease vaccines, oncology and rare diseases. In addition to three important infectious disease vaccine approvals in the U.S., we also reported strong Phase 3 efficacy results for our flu vaccine. Regulatory submissions advanced globally for our flu and flu + COVID combination vaccines, while our Norovirus program began enrollment of a second Northern Hemisphere cohort for additional case accruals. Enrollment was completed in January 2026. Investments in oncology resulted in eight total Phase 2 and Phase 3 clinical trials underway in collaboration with Merck at year-end 2025. The Product and Technology Committee further oversaw expansion of our early-stage oncology portfolio and advances in our rare disease programs.
Increased Cost Efficiency	The Board continued to provide strategic oversight to emphasize financial discipline while maintaining investment in high-impact growth areas to help ensure the Company maintains the capital necessary to execute on its growth plans. These efforts allowed us to reduce our annual operating expenses by approximately $2.2 billion, significantly exceeding the financial cost reduction commitments we set at the start of the year.
Capital Allocation	The Board provided strategic oversight of our capital allocation framework and significant capital deployment decisions within the broader context of disciplined cost management, ensuring capital was allocated to advance our growth strategy. This included investments in our development programs, including our infectious disease programs with a path to approval in the next three years and our expanding late-stage oncology pipeline. The Board also oversaw continued investment in our global production network, including at our U.S. facilities and international manufacturing sites. Investments at our Norwood facility are expected to allow us to operate full end-to-end manufacturing in the U.S., strengthening our domestic manufacturing network. In addition, the Board approved entry into our $1.5 billion term loan facility with lenders led by Ares Capital Corporation, bolstering our balance sheet and providing increased flexibility.
Board Succession	The Board and Nominating and Corporate Governance Committee are continuing to advance our Board succession planning and recruitment of new directors to bring additional expertise reflective of Moderna's strategic plan.

PROPOSAL 2

Non-binding Advisory Vote on Compensation of our Executive Officers

 The Board of Directors recommends a vote **"FOR"** approval, on a non-binding, advisory basis, of the compensation of the Company's Named Executive Officers. For more information, **see page 38**.

Shareholders will be asked to approve, on a non-binding, advisory basis, the compensation of Moderna's named executive officers (NEOs). This is commonly known as a "say on pay" proposal.

Over the last several years, we have evolved our executive compensation programs in order to:

• Enhance alignment with shareholders through our pay-for-performance philosophy;

• Align with competitive market practices; and

• Reflect input received from shareholders.

Overall Performance	• Expanded our commercial portfolio to three approved products, with the successful launch mNEXSPIKE in the U.S. • Significantly reduced cash costs by while building momentum toward future launches. • Did not meet total revenue expectations due to a challenging commercial setting.
Base Salary	• Salary increases reflective of cost-of-living adjustments across our broader employee base, while increase for the Company's President reflected the expanded scope of his role.
Bonus	• 2025 corporate performance resulted in a funding outcome at 170% of target, reflecting exceptional performance against the Company's corporate objectives. See **page 56** for more details in the "2025 Annual Bonus Determination" section of the Compensation Discussion & Analysis (CD&A).
Long-Term Incentives	• Maintained the weighting of performance-based restricted stock units (PSUs), with the CEO PSU mix at 50% and other executives at 33%, tying executive compensation to the long-term achievement of our financial and pipeline expansion objectives, reinforcing our commitment to creating shareholder value.
Realizable Pay	• Weighted the vast majority of compensation for the CEO and our other NEOs to "at-risk" compensation, including bonus and equity awards (stock options, restricted stock units (RSUs) and PSUs) focusing on financial and operational goals, stock price appreciation and pipeline development goals. • 91% at-risk target compensation for CEO, and 89% at-risk target compensation on average for other NEOs, see charts below. • Both the 3-year and 5-year CEO realizable pay analysis demonstrated a strong correlation between stock price performance and pay. See **page 46** for more details in the "Pay for Performance" section of the CD&A.



Our executive compensation program is based on a pay-for-performance philosophy, which is reflected in both our annual and long-term incentive compensation programs. We believe that a significant portion of each executive's compensation should be variable and at-risk and tied to the achievement of pre-established Company performance goals that drive value creation for our business and align our executives' interests with those of our shareholders. Our 2025 long-term incentive compensation program was delivered in equal components of stock options and PSUs for the CEO, and one-third weighting of stock options, RSUs and PSUs for our other Executive Committee members. This directly aligns our executive compensation program to our long-term financial and operational objectives.

The charts below set forth the target total compensation mix for Mr. Bancel, our Chief Executive Officer, and the average target compensation for our other NEOs for 2025.

CEO Target Pay Mix

9%
Base Salary
13%
Bonus
78%
Equity Awards
91%
At-Risk
Compensation

Average NEO Target Pay Mix

11%
Base Salary
11%
Bonus
78%
Equity Awards
89%
At-Risk
Compensation

PROPOSAL 3

Non-binding Advisory Vote on the Frequency of Future Non-binding Advisory Votes to Approve Executive Compensation

 The Board of Directors recommends a vote for every "**one year**" on the frequency of future non-binding advisory votes to approve the compensation of the company's named executive officers. For more information, see **page 80**.

- Section 14A of the Securities Exchange Act of 1934, as amended, requires us to submit a non-binding, advisory resolution, commonly known as a "say-on-frequency" proposal, to shareholders at least once every six years to determine whether non-binding advisory votes to approve the compensation of our named executive officers should be held every one, two or three years.

- The Board has determined that an annual advisory vote is consistent with our efforts to engage in an ongoing dialogue with our shareholders and will allow our shareholders to provide timely and direct input on our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year.

PROPOSAL 4

Auditor Ratification

 The Board of Directors recommends a vote "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026. For more information, see **page 81**.

- We are asking shareholders to ratify the appointment of Ernst & Young LLP as our independent auditor for the year ended December 31, 2026.

- The Audit Committee is committed to ensuring the independence of Ernst & Young, and has taken steps in recent years to ensure that we minimize spending on items with the firm other than the audit or audit-related matters.

Election of Directors

 The Board of Directors recommends a vote **"FOR"** the election of each of the two nominees as a Class II director to serve for a three-year term.

For more information on the nominees, see **page 8**.

Our Board of Directors currently has nine members, who are divided into three equal classes with staggered three-year terms. At the Annual Meeting, two Class II directors will be elected, each for a three-year term. Each of these nominees is a Class II director whose current term is expiring. Each director will continue in office until the election and qualification of a successor or until such director's earlier death, resignation, or removal. Paul Sagan, a Class II director, has not been nominated for re-election at the Annual Meeting and, as a result, his term as a director will end at the Annual Meeting.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has approved, Sandra Horning and Abbas Hussain as nominees for election as Class II directors at the Annual Meeting. Dr. Horning has served on the Board since 2020 and Mr. Hussain has served on the Board since 2024.

If you are a shareholder of record and you sign your proxy card or vote over the Internet or by telephone but do not give instructions with respect to the voting of directors, your shares will be voted FOR the election of

each of Dr. Horning and Mr. Hussain. We expect that the nominees will serve if elected. However, if a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, proxies will be voted for any nominee who is designated by our Board of Directors to fill the resulting vacancy. If you own your Moderna stock through a broker, bank, or other nominee and you do not give voting instructions, then your shares will not be voted on this matter. For more information, please see "Information About the 2026 Annual Meeting of Shareholders—What if I do not specify how my shares are to be voted?" on **page 86**.

Vote Required

The election of the Class II directors requires a majority of the votes properly cast to be approved. If a director nominee does not receive a majority of the votes cast in favor of his or her election to the Board, the director nominee will be required to tender his or her resignation to the Board for consideration and action by the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the recommendation and will publicly disclose its decision within ninety days from the date of the certification of the election results.

Information About Moderna's Directors

Nominees



Sandra Horning, M.D., 77

INDEPENDENT

Director since: 2020
2025 Attendance: 100%

Committees
- Product and Technology (Chair)
- Nominating and Corporate Governance

Education
- M.D. from the University of Iowa School of Medicine
- Completed internal medicine training at the University of Rochester
- Post-graduate fellowship in Oncology and Cancer Biology at Stanford University

Why this director is valuable to Moderna

Dr. Horning brings decades of experience in the healthcare industry to the Board as a practicing oncologist and investigator, professor of medicine, and an executive leading pharmaceutical drug development with 15 new medicine approvals across a variety of disease areas, including in oncology. Dr. Horning provides valuable insight to our research and development teams as they develop products across our portfolio. She has advanced multiple novel oncology product candidates successfully through regulatory approval and ultimately to patients worldwide. These insights inform how we progress clinical development, engage with regulators and stakeholders, and prepare for commercialization of our product pipeline. Dr. Horning's experience as an executive and director at other healthcare companies also informs our understanding of healthcare industry dynamics and our governance practices.

Other Public Boards
- Revolution Medicines, Inc. (since 2023)
- Gilead Sciences, Inc. (since 2020)
- Olema Pharmaceuticals, Inc. (since 2020)
- EQRx, Inc. (2021-2023)

Dr. Horning was the Chief Medical Officer and Global Head of Product Development of Roche, Inc., from 2014 until her retirement in 2019, and, prior to that, served as Global Head of Oncology Clinical Science at Roche from 2009 to 2013. Prior to Roche, Dr. Horning spent 25 years as a practicing oncologist, investigator and tenured Professor of Medicine at Stanford University School of Medicine, where she remains a Professor of Medicine Emerita. From 2005 to 2006, she served as President of the American Society of Clinical Oncology. From 2015 to 2018, Dr. Horning served on the Foundation Medicine Board of Directors.



Abbas Hussain, 61

INDEPENDENT

Director since: 2024
2025 Attendance: 100%

Committees
- Audit
- Product and Technology

Education
- BSc from Loughborough Institute of Technology

Why this director is valuable to Moderna

Mr. Hussain brings more than three decades of leadership and operating experience in the healthcare industry to the Board, including deep experience in the commercialization of pharmaceutical products. He has also served as the CEO of a public company. Mr. Hussain's previous experience provides strategic insights and global operational expertise as we prepare to launch several additional products in the next few years.

Other Public Boards
- Mallinckrodt Pharmaceuticals (2024- 2025)
- Vifor Pharmaceuticals (2021-2023)
- Teva Pharmaceuticals (2020-2021)
- CSL Limited (2018-2021)
- Cochlear Limited (2018-2021)

Mr. Hussain was the CEO of Vifor Pharmaceuticals, a global specialty pharmaceutical company, from 2021 to 2023, when it was acquired by CSL. He previously served in various leadership roles as GlaxoSmithKline from 2008 to 2017, most recently as Global President, Pharmaceuticals and Vaccines. Earlier in his career, Mr. Hussain held various leadership roles at Eli Lilly and Company, spending 20 years with the company.

Continuing Directors



Noubar Afeyan, Ph.D., 63

INDEPENDENT

Director since: 2010
Chairman since: 2012
Term expires: 2028
2025 Attendance: 100%

Committees
- None

Education
- B.S. in Chemical Engineering from McGill University
- Ph.D. in Biochemical Engineering from the Massachusetts Institute of Technology

Why this director is valuable to Moderna

Dr. Afeyan provides strategic expertise and vision as one of our co-founders and as our Chairman since 2012. He has decades of experience co-founding, leading and investing in numerous successful biotechnology companies, applying scientific insights to medical and commercial uses. This experience helps guide our strategy as we continue to explore ways to expand our platform and as we reimagine the ways in which we can impact patients. Dr. Afeyan's experience leading several public and private company boards provides him with valuable leadership experience as the Chairman of our Board.

Other Public Boards
- Generate Biomedicines, Inc. (2018 to present), Chair
- Omega Therapeutics, Inc. (2016-2023), Chair
- Rubius Therapeutics, Inc. (2013-2022)

Dr. Afeyan is the founder and CEO of Flagship Pioneering, a company that creates bioplatform companies to transform human health and sustainability. An entrepreneur and biochemical engineer, Dr. Afeyan holds more than 100 patents and has co-founded more than 100 life science and technology startups during his career. Dr. Afeyan entered biotechnology during its emergence as an academic field and industry, completing his doctoral work in biochemical engineering at MIT in 1987. He was a senior lecturer at MIT's Sloan School of Management from 2000 to 2016, a lecturer at Harvard Business School until 2020, and he currently serves as a member of the MIT Corporation. In 2022, Dr. Afeyan was elected to the U.S. National Academy of Engineering.



Stéphane Bancel, 53

Director since: 2011
Term expires: 2028
2025 Attendance: 100%

Committees
- None

Education
- Master of Engineering degree from École Centrale Paris
- Master of Science in Chemical Engineering from the University of Minnesota
- M.B.A. from Harvard Business School

Why this director is valuable to Moderna

As our CEO for more than a decade, Mr. Bancel plays a key role in setting the strategy for Moderna with the rest of the Board, and executing on that strategy with our management team. Mr. Bancel is intimately familiar with our operations and is a key driver behind our culture and way of working. Mr. Bancel's experience prior to joining Moderna as an executive at other companies provides him with leadership experience and knowledge of the pharmaceutical industry, including insight into opportunities for Moderna to reimagine how we can have the greatest impact on patients.

Other Public Boards
- Generate Biomedicines, Inc. (2019 to present)
- Qiagen N.V. (2013-2021)

Mr. Bancel has served as our CEO since October 2011. Before joining Moderna, Mr. Bancel served for five years as CEO of the French diagnostics company bioMérieux SA. From July 2000 to March 2006, he served in various roles at Eli Lilly and Company, including as Managing Director, Belgium, and as Executive Director, Global Manufacturing Strategy and Supply Chain. Prior to Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux. He is currently a Venture Partner at Flagship Pioneering. Mr. Bancel was nominated Chevalier of the Legion d'honneur in 2022, the highest recognition in France, and was elected to the U.S. National Academy of Engineering in 2024.



Elizabeth Nabel, M.D., 74

INDEPENDENT

Director since: 2015
Term expires: 2027
2025 Attendance: 100%

Committees
- Compensation and Talent
- Product and Technology

Education
- B.A. from St. Olaf College
- M.D. from Cornell University Medical College
- Postgraduate training in internal medicine and cardiovascular diseases at Brigham and Women's Hospital and Harvard University

Why this director is valuable to Moderna

Dr. Nabel brings valuable strategic insight as a medical doctor and professor of medicine who has spent decades in the healthcare industry. Dr. Nabel has served as the chief executive of a large hospital organization, which informs her insights into the provision of care and how payors, including government payors, approach the commercial market, as well as human capital management. Her experience working for governmental organizations also helps guide our strategy related to the approval and regulation of our products. Her experience working in drug development and serving as a director for other healthcare companies also provides valuable perspective on our industry.

Other Public Boards
- Medtronic plc (since 2014)
- Lyell Immunopharma, Inc. (since 2021)
- Accolade, Inc. 2021-2025

From 2010 to 2021, Dr. Nabel served as the President of Harvard University-affiliated Brigham Health, which includes Brigham and Women's Hospital, Brigham and Women's Faulkner Hospital, and the Brigham and Women's Physician Organization. Dr. Nabel was also a Professor of Medicine at Harvard Medical School from 2010 to 2021. Following her retirement from Brigham Health, Dr. Nabel served as Executive Vice President for Strategy at ModeX Therapeutics, from 2021 to 2022, when the company was acquired by OPKO Health, Inc. Following the acquisition, Dr. Nabel also served as Chief Medical Officer for OPKO Health until August 2023. She now serves as a consultant to OPKO Health and ModeX Therapeutics. Earlier in her career, Dr. Nabel held a variety of roles, including Director, at the National Heart, Lung and Blood Institute at the National Institutes of Health, a federal agency funding research, training and education programs to promote the prevention and treatment of heart, lung and blood diseases, from 1999 to 2009. She is an elected member of the U.S. National Academy of Medicine of the U.S. National Academy of Sciences.



François Nader, M.D., 69

INDEPENDENT

Director since: 2019
Term expires: 2028
2025 Attendance: 100%

Committees
- Compensation & Talent (Chair)
- Nominating & Corporate Governance (Chair)

Education
- French doctorate in Medicine from St. Joseph University in Lebanon
- Physician Executive M.B.A. from the University of Tennessee

Why this director is valuable to Moderna

Dr. Nader brings decades of experience in the healthcare industry to the Board, having served as an executive for organizations at various stages of development, including as a public pharmaceutical company CEO. Dr. Nader helps guide our strategy through his insights into various stages of vaccine development across our portfolio, including clinical development, engagement with regulators, and commercialization. His experience on the boards of public and private healthcare companies from small cap to large cap across the globe help inform and guide our growth as we scale our organization.

Other Public Boards
- Tectonic Therapeutic, Inc. (since February 2026), Chair
- BenevolentAI (2021-2024), Chair
- Talaris Therapeutics, Inc. (2018-2023), Chair
- Acceleron Pharma Inc. (2014-2021), Chair
- Alexion Pharmaceuticals, Inc. (2017-2021)
- Prevail Therapeutics Inc. (2018-2021), Chair

Dr. Nader served as President, CEO and Executive Director of NPS Pharmaceuticals from 2008 until 2015, when the company was acquired. During his tenure as CEO, Dr. Nader transformed NPS Pharma into a leading global biotechnology company focused on delivering innovative therapies to patients with rare diseases. From September 2023 to January 2024, Dr. Nader served as the acting Chief Executive Officer of BenevolentAI while the company conducted a CEO search. Prior to NPS, Dr. Nader was a venture partner at Care Capital. He previously served on Aventis Pharma's North America Leadership Team, holding a number of executive positions in integrated healthcare markets and medical and regulatory affairs. Dr. Nader previously led global commercial operations at the Pasteur Vaccines division of Rhone-Poulenc. He previously served as a senior advisor for Blackstone Life Sciences. Dr. Nader is the former Chairman of BioNJ, New Jersey's biotechnology trade organization, and previously served on the board of the Biotechnology Industry Organization.



David Rubenstein, 76

INDEPENDENT

Director since: 2024
Term expires: 2027
2025 Attendance: 92%

Committees
- Audit

Education
- B.A. in Political Science from Duke University
- J.D. from the University of Chicago

Why this director is valuable to Moderna

Mr. Rubenstein brings decades of experience in growing and investing in global companies across multiple industries. Mr. Rubenstein also provides valuable insight on matters related to geopolitical trends, policy and international affairs as we execute on our growth strategy. Mr. Rubenstein's background as a founder, CEO, and public company director also provides experience in financial reporting and governance as we scale our organization globally.

Other Public Boards
- The Carlyle Group (since 1987, Co-Chairman since 2011)

Mr. Rubenstein currently serves as the Co-Founder and Co-Chairman of The Carlyle Group, and was previously the firm's Co-CEO. Mr. Rubenstein is also the Chairman, CEO, and principal owner of the Baltimore Orioles of Major League Baseball. Prior to founding The Carlyle Group in 1987, Mr. Rubenstein practiced law in Washington D.C. with Shaw, Pittman, Potts & Trowbridge LLP (now Pillsbury Winthrop Shaw Pittman LLP). From 1977 to 1981, Mr. Rubenstein was Deputy Assistant to the President for Domestic Policy and from 1975 to 1976, he served as Chief Counsel to the U.S. Senate Judiciary Committee's Subcommittee on Constitutional Amendments. Mr. Rubenstein is Chairman of the Boards of the Council on Foreign Relations, the Economic Club of Washington, D.C., and the University of Chicago and serves on the Boards of Memorial Sloan-Kettering Cancer Center, Johns Hopkins Medicine, the Institute for Advanced Study, the National Constitution Center, the Brookings Institution, and the World Economic Forum, in addition to several other artistic and philanthropic organizations. He is the recipient of the Presidential Medal of Freedom.



Elizabeth Tallett, 76

INDEPENDENT

Director since: 2020
Term expires: 2027
2025 Attendance: 100%

Committees
- Audit (Chair)
- Compensation and Talent

Education
- Nottingham University with a dual first class honours degree in Mathematics and Economics

Why this director is valuable to Moderna

Ms. Tallett provides valuable strategic insight based upon her extensive professional experience in the pharmaceutical industry, as an executive for organizations at various stages of development, and as a public company director with service on numerous public company boards across multiple industries, including healthcare, life sciences and semiconductors. She has served as the Chair or lead independent director for several public companies and has chaired a wide range of board committees. Ms. Tallett's experience is applied in helping us identify the opportunities and challenges we face as a commercial-stage pharmaceutical company, as well as understanding the dynamics impacting customers and payors. Ms. Tallett's substantial public company board leadership experience also provides governance expertise, particularly in the areas of financial reporting, human capital management, and risk management as we scale our organization globally and build out critical internal functions.

Other Public Boards
- Qiagen, Inc. (since 2011)
- Elevance Health, Inc. (previously Anthem, Inc.) (2013-2025)
- Principal Financial Group (2001-2021)
- Meredith Corp., Inc. (2008-2021)

Ms. Tallett has spent more than 35 years in strategic leadership and operational roles in worldwide biopharmaceutical and consumer products industries. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, a member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett was a founding member of the Biotechnology Council of New Jersey and chairs the board of trustees at Solebury School in Pennsylvania. She was named a Financial Times Outstanding Director of the year in 2015 and recognized as one of the National Association of Corporate Directors (NACD) Directorship 100 honorees in 2019.

Governance

Composition of our Board of Directors

Our Board currently consists of nine members, but the Board has the authority to increase or decrease that size depending on an assessment of its needs and other relevant circumstances at any given time. As of the Annual Meeting, Mr. Sagan will no longer be a member of our Board, which will then decrease in size to eight members.

Our Nominating and Corporate Governance Committee (Nominating Committee) and our Board consider a broad range of factors when selecting nominees. We strive to identify candidates who will further the interests of our shareholders. Among other things, we expect that all of our directors will have the following experience and traits:

- substantial experience at a strategic or policymaking level in a business, government, non-profit, or academic organization of high standing, able to contribute to Moderna's strategic growth and able to offer advice and guidance to Moderna's senior management based on that experience;
- highly accomplished in their respective fields;
- the ability to contribute positively to the Board's collaborative culture;
- knowledge of our business;
- understanding of the competitive landscape facing our business; and
- expertise relevant to our growth and business strategy.

In addition, every nominee must have sufficient time and availability to devote to Moderna's affairs, a reputation for high ethical and moral standards, an understanding of the fiduciary responsibilities assumed by public company directors, and the time and energy necessary to diligently carry out those responsibilities, and role model our values and demonstrate a willingness to embrace the Moderna Mindsets, further described in "Corporate Responsibility—Human Capital Management" on **page 35**.

The Nominating Committee reviews Board succession regularly, and in considering director candidates is focused on those individuals who can help guide Moderna as it executes on its strategy over the next several years. This includes seeking out candidates who can help guide our growth as a leading scientific, innovative and digitally-enabled company.

In building our Board, we also believe that the following skills and experiences, while not exhaustive, are helpful in ensuring that our directors collectively possess the skills and backgrounds necessary for us to execute on our strategic plans and to exercise the Board's oversight responsibilities on behalf of our shareholders. Skills and experiences shown below are generally reflective of the individual having worked in the area, rather than experience obtained as a director in the relevant field.

In addition, our Nominating Committee seeks out candidates who can contribute to the diversity of views and perspectives of the Board in accordance with the committee's Policies and Procedures for Director Candidates. Three of our directors are female and three identify as racially or ethnically diverse.

Skill/Experience	Afeyan	Bancel	Horning	Hussain	Nabel	Nader	Rubenstein	Sagan	Tallett
CEO Experience	✔	✔		✔	✔	✔	✔	✔	✔
Commercialization	✔	✔		✔		✔			✔
Digital/Cyber/AI		✔	✔		✔			✔	✔
Drug Development	✔	✔	✔	✔		✔			✔
Finance/Accounting	✔	✔	✔		✔	✔	✔	✔	✔
Government/Regulatory	✔		✔	✔	✔	✔	✔		✔
Healthcare Industry	✔	✔	✔	✔	✔	✔	✔		✔
Human Capital Management	✔	✔		✔	✔	✔	✔	✔	✔
International Experience	✔	✔		✔	✔	✔	✔	✔	✔
Investor Experience	✔	✔		✔		✔	✔	✔	✔
Manufacturing/Supply Chain	✔	✔				✔			✔
Science/Technology/R&D	✔	✔	✔	✔	✔	✔			

Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, or removal. Directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes outstanding. Any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the directors then in office.

Staggered Board

In consultation with our Nominating Committee, our Board of Directors has determined that a staggered board structure, with directors divided into three classes with staggered terms, remains appropriate for us at this time. At each annual meeting of shareholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

A staggered board provides for stability, continuity and experience among our Board. This structure helps to resist pressure to focus on short-term results at the expense of our long-term value and success, which is especially important for our company at this time given the difficult and uncertain external environment, the volatility we have seen in our stock price, and the importance of stability for execution on our near-term business strategy.

Our Board also believes that this structure helps to preserve institutional knowledge that can help us identify new opportunities, such as when our Board noted parallels early in 2020 between our earlier efforts to develop a vaccine against Middle Eastern Respiratory Syndrome (MERS) and the disease that came to be known as COVID-19. This led to the successful development and launch of our first product, our COVID vaccine. In addition, our Board consists of a number of longer-tenured directors who have familiarity with the Company from before the pandemic, and who understand how we can operate effectively in a cost-constrained environment.

Board Highlights for 2025

During 2025, the Moderna Board provided strategic oversight to advance the Company's position as a leader in mRNA medicines. Key areas of focus included overseeing management's efforts to strengthen commercial execution; oversight of progress across our pipeline of mRNA medicines, spanning oncology, rare disease and infectious disease; guiding cost-efficiency efforts to drive sustainable growth; and overseeing investments in the build-out of our global manufacturing network.

Commercial Efforts

Commercial Execution and Launch of our Third Product in the U.S.: In 2025, the Board provided strategic input to management as it navigated a still-evolving respiratory vaccine market. Against this backdrop, the Board provided oversight of management's execution of the successful launch of mNEXSPIKE in the U.S., which has quickly become an important driver of our performance. mNEXSPIKE achieved strong early adoption and represented approximately 24 percent of all U.S. retail COVID vaccinations in 2025 and nearly one-third of vaccinations among adults aged 65 years and older (Source: IQVIA). mNEXSPIKE is now our leading product in the U.S. retail channel.

The Board also actively engaged with management regarding lessons to be learned from past commercial challenges. Strong progress was made in 2025 with regard to Moderna's commercial execution and management's ability to forecast sales in an endemic setting.

Geographic Growth: The Board also supported investments in advancing Moderna's global production network, including our international manufacturing facilities, to enable local access to mRNA medicines and drive revenue diversification. These facilities will enable us to execute on multi-year contracts to supply respiratory vaccines in each of these markets and position us to deliver cost-optimized growth with margins consistent with U.S. operations. This expansion further enhances supply chain resilience and positions Moderna to meet global demand. Also in 2025, we expanded our commercial reach through important partnerships in Brazil and Taiwan, strengthening our presence in growing and strategically significant markets.

Advancing Our Pipeline

The Board and its Product and Technology Committee played a key role in guiding the advancement and strategic investment in our development programs, laying the groundwork to build a large infectious disease vaccine franchise for high-risk populations that will provide a cash engine to fund our next phase of innovation in oncology and rare diseases. This included decisions to invest in infectious disease vaccine programs with a path to approval in the next three years, as well as investment in our expanding late-stage oncology pipeline.

Infectious Disease Vaccines: Moderna achieved critical milestones for its infectious disease vaccines portfolio in 2025. In addition to the U.S. approval of mNEXSPIKE, we received approvals for an expanded indication for mRESVIA for adults 18-59 years of age at increased risk for RSV, as well as a supplemental approval for Spikevax in high-risk children as young as six months of age. Following positive Phase 3 read outs, we completed submissions for approval for our flu vaccine (mRNA-1010) in the U.S., Canada, Australia and Europe. Additionally, our flu + COVID combination vaccine (mRNA-1083) was filed in Europe and Canada. Beyond respiratory diseases, we began enrollment of a second Northern Hemisphere season (2025-2026) cohort for additional case accruals in our ongoing Phase 3 study of our Norovirus vaccine (mRNA-1403). Enrollment was completed in January 2026.

Investments in our infectious disease vaccines portfolio are expected to result in several additional approvals and increased product sales over the coming years, which we expect will generate cash for investment into oncology and rare disease therapeutics.

Oncology Therapeutics: The Board oversaw investments in mRNA-4157 (intismeran autogene), which is being developed in collaboration with Merck, for which eight Phase 2 and Phase 3 clinical trials are underway across multiple tumor types.

In January 2026, Moderna and Merck announced five-year data for intismeran in combination with KEYTRUDA, which showed sustained benefit in recurrence-free survival compared to KEYTRUDA alone in melanoma patients.

The Product and Technology Committee also provided oversight of investments in mRNA-4359, our wholly-owned cancer antigen therapy, as well as additional early-stage oncology programs, further expanding Moderna's oncology portfolio.

Rare Disease Therapeutics: Our rare disease propionic acidemia (PA) candidate is in a registrational study and target enrollment has been reached. We expect a potential data readout in 2026. We also expect a registrational study to begin in 2026 for our methylmalonic acidemia (MMA) therapeutic.

Driving Cost Efficiencies and Operational Excellence

The Board provided strategic oversight to emphasize financial discipline and streamlined operations while overseeing investments and capital allocation to position Moderna to execute on its growth plans.

Disciplined Cost Management: During 2025, the Company reduced its annual operating expenses by approximately $2.2 billion, significantly exceeding the financial cost reduction commitments it set at the start of the year. Management's ability to deliver these cost reductions was supported in part by Board-approved investments in AI and digital solutions to streamline operations across manufacturing, HR, legal, and finance, enhancing scalability and cost control.

Streamlined R&D Prioritization: The Board and Product and Technology Committee continued to provide oversight to focus resources on investment opportunities and programs that support the Company's near-term strategy to drive diversified growth into oncology. The Board regularly reviewed vaccine development plans in light of evolving U.S. market dynamics and regulatory considerations, evaluating program decisions within the broader context of capital allocation discipline. In 2025, the Company improved productivity across the R&D organization, reducing R&D expenses 31% year-over-year.

Strategic Manufacturing Investments: The Board approved investments at our Norwood, Massachusetts campus, to expand our U.S. manufacturing capabilities with the onshoring of Drug Product manufacturing. Through this strategic onshoring, we will operate full end-to-end manufacturing in the U.S., strengthening our domestic manufacturing network, supporting both commercial and clinical supply.

The Board also provided oversight of our investments in our Marlborough, Massachusetts manufacturing site, which was purpose-built for intismeran and began supplying clinical batches in September 2025. Designed for speed and scalability with advanced automation and robotics, this site is on track for potential commercial launch, as we methodically right-size the intismeran manufacturing process to improve turnaround time and reduce costs.

Enhanced Balance Sheet Flexibility: The Board approved entry into our five-year term loan facility for up to $1.5 billion of capital with lenders led by Ares Capital Corporation, a leading global alternative investment manager. The non-dilutive financing bolsters our strong balance sheet and provides for increased flexibility.

Governance and Corporate Developments

Board Succession: The Board and Nominating and Corporate Governance Committee are continuing to advance our Board succession planning and recruitment of new directors who will bring additional expertise reflective of Moderna's strategic plan.

Executive Compensation and Talent Management: As discussed in greater detail elsewhere in this Proxy Statement, the Compensation Committee continues to evolve our compensation programs to ensure ongoing alignment between our executives and investors. Each year, the performance goals under our bonus scorecard and PSUs are tied to our long-term strategy, reflecting those objectives that need to be achieved over a one-year and three-year time horizon, respectively, to deliver on that plan. In addition, the Committee oversaw our talent management efforts, performance, training and retention programs. In late 2025, the Board and Compensation Committee oversaw the implementation of a shareholder-approved stock option exchange program for non-executive employees, as part of our ongoing efforts to support retention, reinforce a culture of ownership, and align employee incentives with long-term shareholder value.

Corporate Responsibility: The Board continued to oversee Moderna's corporate responsibility programs against the backdrop of a shifting regulatory landscape. This included the adoption in 2025 of our updated Human Rights Policy, following approval by the Nominating and Corporate Governance Committee. In addition, we completed our first quantitative climate-risk and scenario analysis, established Product Stewardship capabilities, and achieved ISO certifications for our Norwood, Massachusetts facilities, reinforcing Moderna's commitment to sustainability and accountability. For more information, see "Corporate Responsibility" below.

Director Independence

Our Corporate Governance Guidelines provide that at least a majority of the members of the Board must meet the independence standards prescribed by rules of The Nasdaq Stock Market. Our Board of Directors has determined that all current directors except Mr. Bancel, our Chief Executive Officer, are independent, as defined by the Securities and Exchange Commission (SEC) and Nasdaq rules.

In making this determination, the Board considered the relationships that each non-employee director has with Moderna and other relevant facts and circumstances. There are no family relationships among any of our directors or executive officers.

Directors must notify the Chair of the Nominating Committee and our Chief Legal Officer prior to accepting any new director roles or in connection with

any significant change in employment status so that the potential for conflicts or other factors that may compromise the director's ability to perform his or her duties may be fully assessed. Pre-clearance from the Chair of the Nominating Committee, acting on the advice of the Chief Legal Officer and in consultation with the full Nominating Committee, where appropriate, is required before a director may accept any such new roles.

At least annually, the Board will evaluate all relationships between Moderna and each director in light of relevant facts and circumstances for the purpose of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such director's ability to satisfy his or her responsibilities as an independent director.

Board Leadership Structure

The role of Chairman of the Board is separated from the role of Chief Executive Officer. Our Chief Executive Officer is responsible for recommending strategic decisions and capital allocation to the Board and for ensuring the execution of the recommended plans. The Chairman is responsible for leading the Board of Directors

in its fundamental role of providing advice to and independent oversight of management. Our bylaws and Corporate Governance Guidelines do not require that our Chairman and Chief Executive Officer positions be separate.

Limits on Board Service

Carrying out the duties and fulfilling the responsibilities of a director requires a significant commitment of time and attention. The Board recognizes that excessive time commitments can interfere with an individual's ability to carry out and fulfill his or her duties effectively. In connection with its assessment of director candidates for nomination, the Board will assess whether the performance of any director has been or is likely to be adversely affected by excessive time commitments, including service on other boards.

Consistent with this belief, our Corporate Governance Guidelines set limits on the number of other boards on which directors may serve. Under the Guidelines, directors who also serve as executives of public companies should not serve on more than one board of

a public company in addition to the Moderna Board, and other directors should not serve on more than three other boards of public companies in addition to the Moderna Board, absent special circumstances, such as a period of transition. Each of our directors is in compliance with this aspect of our Guidelines and has been throughout the year.

Directors must notify the Chair of the Nominating Committee and Chief Legal Officer in connection with accepting a seat on the board of directors of another business and obtain approval before joining so we can fully assess the potential for conflicts or other factors that may compromise the director's ability to carry out his or her duties. See "Director Independence" above.

Age and Term Limits

The Board does not believe that arbitrary limits on the number of consecutive terms a director may serve or on the directors' ages are appropriate in light of the substantial benefits resulting from a sustained focus on Moderna's business, strategy, and industry over a significant period of time.

Governance Documents

We have adopted a Code of Ethics and Business Conduct that applies to our Board of Directors and all of our officers and employees. In addition, we have adopted Corporate Governance Guidelines that formalize certain fundamental board policies and practices. Both of these documents are available on the "Governance—Governance Documents" section of our Investor Relations website, **https://investors.modernatx.com**.

Board's Role in Risk Oversight

Board of Directors   **Oversees Major Risks**

Our Board is responsible for overseeing risk management. It exercises its oversight primarily through its committees. The full Board or applicable committee discusses with management our major risk exposures, their potential impact, and the steps we may take to manage them. The Board must satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as intended. When a Board committee is responsible for evaluating and overseeing the management of a particular risk, the Chair of that committee reports on it to the full Board at regular meetings so the Board can coordinate the risk oversight role among the relevant parties. The Board's standing committees each have primary oversight for risks related to the areas set forth below.



Compensation and Talent Committee

- Managing human capital effectively through hiring, development, retention and succession planning.
- Designing compensation programs to drive performance through appropriate risk-taking (and reviewing R&D-related goals with the Product and Technology Committee).
- Maintaining Moderna's unique culture.
- Maintaining fair and competitive pay practices, and maintaining pay equity.

Nominating and Corporate Governance Committee

- Ensuring corporate governance practices are designed to produce outcomes that are in the best interests of Moderna.
- Developing plans for Board succession, particularly for key roles.
- Assessing and implementing plans for environmental, social and governance related risks and opportunities.

Product and Technology Committee

- Ensuring product quality & safety.
- Advancing our R&D programs and product pipeline.
- Optimizing clinical trial design.
- Advising on effective engagement with regulators and the advancement our products to approval.
- Advancing our platform and developing new modalities through effective investments.
- Effectively seeking growth opportunities through strategic collaborations.
- Protecting and leveraging our intellectual property.

Audit Committee

- Ensuring the integrity of Moderna's financial statements and related disclosures.
- Maintaining effective internal control over financial reporting and policies relating to risk assessment and management.
- Mitigating exposure to major financial risks and taking steps to monitor and control such exposures, including overseeing treasury and tax operations.
- Strengthening our cybersecurity program and protection against other technology-related risks.
- Implementation of policies and procedures related to the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and handling of whistleblower complaints.
- Ensuring that internal audit and compliance plans are aimed at identifying and mitigating key risks.



Management	Key Risk Responsibilities

Management is responsible for the day-to-day management of Moderna's risks. Members of senior management provide regular reports to the Board and relevant committees that include discussions of the risks and exposures involved in their respective areas of responsibility. Our Chief Legal Officer and our Chief Ethics, Compliance & Privacy Officer (who reports directly to our Chief Legal Officer) provide regular updates to the Audit Committee regarding internal and external developments that could affect the Company's risk profile, and in turn our Chief Legal Officer and Chair of the Audit Committee regularly report out to the Board.

Each year, as part of our Enterprise Risk Management (ERM) process, our management team works with senior leaders across the organization to identify those risks, both existent and emerging, that are most significant for the Company. These risks are then reviewed with our Executive Committee and mitigation plans are developed with owners who are responsible for monitoring and implementing those mitigation plans. The outcomes of the ERM process, including the mitigation plans, are then reviewed and discussed with the Audit Committee.

Shareholder Engagement

We actively engage with our shareholders throughout the year to solicit their views on our strategy and performance. Conversations throughout the year led by our Investor Relations team are supplemented by outreach with members of our Corporate Governance team, senior leadership and independent directors with a particular focus on governance, compensation policies and practices, and corporate responsibility topics.

In 2025, we initiated contact for governance engagements with approximately 30 of our largest investors that are unaffiliated with our officers and directors, representing approximately 50% of our shares outstanding, as well as several other investors who expressed an interest in meeting on governance topics. Including affiliated investors, this outreach included shareholders representing more than 58% of our shares outstanding. Governance outreach discussions focused on a number of topics that were voted on at the 2025 Annual Meeting, as well as other topics outlined below, including various corporate governance topics, our current board structure and executive compensation programs.

Key Items Discussed with Shareholders in 2025

Board Composition and Governance	Compensation Programs	Corporate Responsibility Initiatives
• Director recruitment and the evolution of our Board composition • Board structure, independence and risk oversight • Evolution of governance practices	• Our recent say-on-pay votes • Program structure, including the weighting of components of equity awards • Performance goals underlying the bonus scorecard and PSUs • Special equity awards and base salaries for executive officers • Stock option exchange program for non-executive officer employees	• Transparency reporting (e.g., Impacting Human Health Report, SASB/GRI, EEO-1 Report) • Climate-related matters, including scenario analyses and emission reduction goals • Corporate policies, including our updated Human Rights Policy

Our discussions led to valuable feedback from our investors, which was discussed among members of management and with our Board and committees, as further discussed below.

Board Composition and Governance. Investors provided feedback on areas of focus for future recruitment efforts. Investors also provided feedback on recent governance changes. Discussions were held with a number of investors related to the decision to maintain a staggered board and factors informing the Board's view that this remains the best structure for Moderna to execute on its strategic plans at this time.

Compensation Programs. Investor feedback on our executive compensation programs continued to be constructive, with support for our overall program design and emphasis on tying the experience of investors to results for our executives through programs that are heavily weighted toward equity. Discussions were held with investors related to goal-setting and the tying of performance goals to our strategy and market communications. Investor input helped inform our approach to several decisions in 2025, including no retention or special equity awards granted to, and the freezing of base salaries in 2026 for, named executive officers. Investors also provided valuable feedback on the design of our stock option exchange program offered to broad-based employees in late 2025, which received overwhelming shareholder support and strong employee participation.

Corporate Responsibility. Investor feedback on our corporate responsibility programs and transparency on these initiatives continued to be positive. Investors were supportive of our efforts to provide greater transparency through our Impacting Human Health Report and to provide greater visibility on our greenhouse gas reduction efforts and assessment of risks related to climate. Investors also provided valuable feedback in connection with our updates to our Human Rights Policy.

We will continue to engage with relevant stakeholders on these matters, monitor the environmental, social and governance reporting and disclosure landscape and assess additional reporting frameworks. For more information, please see "Corporate Responsibility" below and our Impacting Human Health Report.

Board Committees

As described below, our Board of Directors has established four committees: Audit, Compensation and Talent, Nominating and Corporate Governance, and Product and Technology. The Board of Directors may establish other committees from time to time. All members of the Board committees are independent directors.

The charter for each of the committees is available on the "Governance—Governance Documents" section of our Investor Relations website, https://investors.modernatx.com.

Audit Committee

Members
- Ms. Tallett (Chair)
- Mr. Hussain
- Mr. Rubenstein
- Mr. Sagan

Meetings in 2025: 7

Representative, recent discussion topics
- Financial reporting and significant accounting items as we continue to adapt to a commercial market
- Efforts and processes to reduce cash operating expenses to meet our cost savings objectives
- Our financial framework and investor communications around anticipated results
- Ongoing cybersecurity initiatives and execution against our updated cybersecurity strategic roadmap
- Ongoing evolution of our internal audit, tax and compliance functions as we scale as a global organization
- Our ongoing maturation of compliance, global ethics and privacy programs
- Our year-end enterprise risk assessment
- Capital allocation and formation strategy, including approach to investments, our capital policy framework, tax strategy and entry into term loan facility

Independence

Our Board of Directors has determined that each member of the Audit Committee meets the heightened independence requirements for audit committee members prescribed by the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the Audit Committee.

Financial experts

Our Board of Directors has determined that each of Ms. Tallett and Mr. Hussain is an "audit committee financial expert," as defined in the applicable SEC rules.

The Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving audit, audit-related and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, as well as the critical accounting policies and practices we use;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
- overseeing the Company's internal audit function, including internal audit plans, budgeting and staffing and reviewing any findings resulting from audits;
- recommending, based upon review and discussions with management and our independent registered public accounting firm, whether our audited financial statements should be included in our Annual Report on Form 10-K;
- monitoring the integrity of our financial statements and compliance with legal and regulatory requirements as they relate to our financial statements and accounting;
- preparing the Audit Committee Report required by SEC rules to be included in our annual proxy statement;
- reviewing all related party transactions for potential conflicts of interest and approving all appropriate transactions;
- reviewing quarterly earnings releases;
- discussing the guidelines and policies that govern the process by which the Company's exposure to risk is assessed and managed by management; and
- exercising general oversight over the Company's cybersecurity and technology risks, including the Company's information security and related risk management programs.

Compensation and Talent Committee

Members
- Dr. Nader (Chair)
- Dr. Nabel
- Ms. Tallett

Meetings in 2025: 6

Representative, recent discussion topics
- Ongoing oversight and evolution of the executive compensation program, including goal-setting, pay-for-performance rigor, and peer group composition
- Shareholder engagement and feedback regarding executive compensation and governance practices
- Our employee stock option exchange program offered to non-Executive Committee employees in 2025
- Talent development efforts, including retention (both for executives and non-executive employees), development and performance management
- Oversight of human capital strategy, including the implementation of AI-enabled tools and digital capabilities to enhance workforce productivity and organizational effectiveness
- Ongoing development of our future operating model as we seek to grow sustainably and execute our near-term strategy

Independence

Our Board of Directors has determined that each member of the Compensation and Talent Committee meets the heightened independence requirements for compensation committee members prescribed by Nasdaq.

The Compensation and Talent Committee's responsibilities include:

- reviewing and establishing our executive compensation philosophy and policy;
- annually reviewing and recommending to the Board corporate goals and objectives relevant to our CEO's compensation, evaluating the CEO's performance, and making a recommendation to the Board for the CEO's compensation;
- approving the cash and equity compensation of our other executive officers;
- overseeing the operation of our compensation plans, policies and programs;
- reviewing the Company's talent initiatives and strategies to attract, develop and retain key employees, and reviewing succession planning for key executive roles;
- overseeing the Company's human capital management strategies, policies, and practices;
- overseeing and recommending to the Board for approval the Company's policy for recoupment of executive incentive compensation;
- selecting the peer group for purposes of comparing executive compensation against the competitive market;
- appointing and overseeing compensation consultants and other advisors retained by the Committee;
- reviewing and recommending to the Board of Directors the compensation of our directors; and
- preparing the Compensation Committee Report required by SEC rules to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Members
- Dr. Nader (Chair)
- Dr. Horning
- Mr. Sagan

Meetings in 2025: 5

Representative, recent discussion topics
- Director recruitment efforts, as well as continued succession planning to ensure appropriate expertise as we execute our Company strategy
- Evolution of the Company's governance practices and reviewing investor feedback on this topic
- Committee assignments and committee leadership roles
- The status of our corporate responsibility efforts, including the 2024 Impacting Human Health Report and oversight of our sustainability strategy, as well as approval of our updated Human Rights Policy

The Nominating and Corporate Governance Committee's responsibilities include:
- recommending to the Board persons to be nominated for election as directors, and conducting Board succession planning;
- recommending directors to the Board to serve on Committees and as Committee Chairs;
- reviewing the composition of the Board to ensure its members have the appropriate skills and expertise to oversee Moderna;
- reviewing and recommending corporate governance practices to the Board;
- overseeing the evaluation of our Board; and
- reviewing environmental, social and governance matters pertaining to the Company, including policies and initiatives, such as political engagement, actions to mitigate climate-related risks, as well as philanthropic initiatives, such as the Moderna Charitable Foundation.

Product and Technology Committee

Members

- Dr. Horning (Chair)
- Mr. Hussain
- Dr. Nabel

Meetings in 2025: 5

Representative, recent discussion topics

- Research and development updates, including program prioritization and resource allocation
- Advancement of platform capabilities, including technological process improvements for RNA and lipid nanoparticle (LNP) production
- Developments from collaborations with third parties
- Clinical and commercial strategy updates for our development programs and the overall pipeline
- Advancement of late-stage programs to pivotal trials

The Compensation and Talent Committee's responsibilities include:

- oversight of R&D strategy, assets and pipeline, development programs and their progression, including target product profile, clinical trial design and advancement, and commercial potential;
- reviewing and discussing with management the impact of the competitive landscape on the R&D strategy and product development programs;
- reviewing the allocation, deployment, utilization of and investment in scientific assets;
- reviewing and approving the advancement of any new program or series of programs to investment in a pivotal trial;
- oversight of investments in and development of technological development strategies;
- oversight of regulatory efforts and strategy;
- oversight of risks associated with the R&D and product development programs and regulatory matters and their management;
- oversight of the quality of operational capabilities;
- strategic oversight and advising the Board on scientific and R&D aspects of licensing, strategic collaborations and acquisition or divestiture transactions;
- reviewing, evaluating and advising the Board regarding platform development, including advances in mRNA science, delivery science and manufacturing process science and related investments;
- identifying significant emerging science and technology issues and trends relevant to our mRNA platform;
- providing guidance to, and assisting in assessments of, scientific talent; and
- reviewing and advising the Board regarding our intellectual property strategies.

Board and Committee Meetings

Each director is expected to make reasonable efforts to attend all Board and applicable committee meetings. Attendance is taken into account by the Nominating Committee and the Board when they assess directors for re-nomination to the Board. Each director is also expected to attend our annual shareholder meetings, and all of our directors attended the 2025 Annual Meeting of Shareholders.

The full Board of Directors met five times in formal meetings during 2025, in addition to holding frequent calls and informal sessions. Each director attended

(virtually or in person) at least 75% of the aggregate meetings of the Board (held while such person was a director) and meetings held by all committees of the Board on which such person served.

The non-employee directors meet at regularly scheduled executive sessions without management participation. The Chair of the Board is an independent director and presides at all Board meetings.

Board Self-Evaluation

Pursuant to our Corporate Governance Guidelines, our Board has committed to conduct a self-evaluation at least annually to assess whether the Board and its committees are functioning effectively. Our Board committees conduct self-evaluations periodically to assess whether they are functioning effectively. Any such evaluation will consider the performance of the Board or the committee, as the case may be, as a unit (rather than the performance of any individual director).

In 2025, the Board's self-evaluation utilized an independent third party who conducted a survey and individual interviews with each director regarding the Board's operations before reporting back to full Board of Directors. In the past, these self-evaluations have similarly informed decisions regarding Board operations and Board composition.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Talent Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation and Talent Committee.

Director Onboarding

Moderna conducts an orientation program for each new director to familiarize that individual with our business and strategic plans, key policies and practices, principal officers and management structure, auditing and compliance processes, and Code of Business Conduct and Ethics. Directors are required to reaffirm their compliance with our Code of Business Conduct and Ethics annually.

How to Contact the Board

Any person who wishes to contact the Board can do so:

- By e-mail to ir@modernatx.com; or
- By reaching our Corporate Secretary as described on **page 88** under "Information about the 2026 Annual Meeting of Shareholders—How can I contact the Corporate Secretary?".

Any person who has a concern about Moderna's conduct, including with respect to accounting, internal controls, or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our Compliance Officer:

- By e-mail to ComplianceOfficer@modernatx.com (anonymity cannot be maintained);
- In writing (which may be done anonymously), by mail to Moderna, Inc., Attention: Compliance Officer, 325 Binney Street, Cambridge, Massachusetts 02142;
- Online at **https://moderna.whispli.com** (which may be done anonymously); or
- By calling the Compliance Hotline at 844-971-2551.

Any person who wishes to communicate directly with the Audit Committee may do so through the channels mentioned above, directing their communication to the attention of the Chair of the Audit Committee.

Shareholder Recommendations for Director Candidates

The Nominating Committee welcomes recommendations from shareholders for director candidates. Shareholder-recommended candidates will be evaluated in the same manner as candidates that come to the committee's attention from other sources.

To recommend a director candidate, a shareholder should send the following information to our Corporate Secretary as described on **page 88** under "Information about the 2026 Annual Meeting of Shareholders—How can I contact the Corporate Secretary?":

- such shareholder's name and address of record;

- a representation that such shareholder is a record holder of the Company's securities, or if the shareholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended (the Exchange Act);

- the candidate's name, age, business and residence address;

- the educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full years of the candidate;

- a description of the qualifications and background of the candidate, which address the minimum qualifications and other criteria for Board membership approved by the Board;

- a description of all arrangements or understandings between the shareholder and the candidate; and

- all information relating to such candidate that is required to be disclosed in solicitations of proxies for election of directors in an election contest pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

The Nominating Committee may seek further information from or about the shareholder making the recommendation and the recommended director candidate, including information about all business and other relationships between the director candidate and the shareholder. Any shareholder recommendation for a director candidate must be submitted to the Company not less than 120 calendar days prior to the date on which the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting.

Director Compensation

Annual Cash Retainers

Our non-employee directors are eligible to receive the following cash retainers, which are pro-rated for partial-year service or time as Committee chairs, and are paid quarterly:

Annual Retainer for service on the Board of Directors	$ 80,000
Additional Annual Retainer for service as:	
Non-Executive Chairman of the Board of Directors	$ 50,000
Committee Chair	$ 20,000

Equity Grants

Upon election to our Board of Directors, each non-employee director is granted equity awards with an aggregate targeted grant date fair value of $400,000 (the Initial Grant), of which 75% is delivered in stock options and 25% is delivered in restricted stock units (RSUs). The stock option and RSU portions of the Initial Grant vest in full on the one-year anniversary of the grant date if the recipient has continuously served as our director for that year.

On the date of each annual meeting of shareholders, each continuing non-employee director is granted equity awards with an aggregate targeted grant date fair value of $425,000 (the Annual Grant). Our directors may choose to have the value of each Annual Grant delivered solely as stock options, solely as RSUs, or in the form of a mix of RSUs and stock options as chosen by each non-employee director. The stock option and RSU portions of the Annual Grant vest in full on the earlier of the one-year anniversary of the grant date and the next annual meeting of shareholders, if the recipient has continuously served as a director through the applicable vesting date.

The stock option portion of each director equity grant has an exercise price per share equal to the closing price of a share of Moderna's common stock on the date of grant, and an expiration period of ten years from the grant date. The number of stock options granted for any director equity grant is determined by dividing the value attributable to the stock option award by the product of (i) the average closing stock price over the preceding 20-trading days up to and including the last trading day immediately preceding the grant date and (ii) the Black-Scholes ratio, which is calculated using the Black-Scholes value of a stock option on the grant date divided by the closing stock price on the effective date of grant. The number of RSUs granted for any director equity grant is determined by dividing the value attributable to the RSU award by the average closing stock price over the preceding 20-trading days up to and including the last trading day immediately preceding the grant date. If a new non-employee director joins our Board of Directors between annual meetings of shareholders, then such non-employee director will be granted a pro-rata portion of the Annual Grant based on the time between such director's appointment and our next annual meeting of shareholders. The director equity grants are subject to full accelerated vesting upon a "sale event," as defined in the Company's 2018 Stock Option and Incentive Plan, as amended from time to time (the 2018 Stock Plan).

Other Compensation Details

The aggregate amount of cash and equity compensation paid to any non-employee director in a calendar year may not exceed $1,500,000 for the first year of service and $1,000,000 for each year of service thereafter (or such other limits as may be set forth in the 2018 Stock Plan or any similar provision of a successor plan).

Employee directors receive no additional compensation for their service as a director. We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our Board of Directors or any committee thereof. We have in the past provided, and may in the future provide, security services to our directors.

Non-Employee Director Stock Ownership Policy

Our Stock Ownership Policy provides that on or before the December 31st following the fifth anniversary of an individual director's appointment to the Board, each non-employee director must own shares of Moderna's common stock equal to at least six times the amount of the annual cash retainer paid for regular service on the Board, before committee fees (i.e., $480,000 of Moderna stock). For more information, see "Equity-Related Policies and Practices—Non-Employee Director and Executive Officer Stock Ownership Policy," on **page 62**.

Each of Dr. Afeyan, Dr. Nader and Mr. Sagan own more than the required amount of Moderna stock under the

Stock Ownership Policy. As of December 31, 2025, Dr. Horning and Ms. Tallett did not own the required amount of Moderna stock, despite neither having ever sold any Moderna shares. As of December 31, 2025, all of their vested stock options were underwater. Per the Stock Ownership Policy, both will continue to hold 100% of the net shares received as a result of the exercise or vesting of any Moderna equity awards received until the ownership requirement is met. The other non-employee directors were each appointed to the Board less than five years prior to December 31, 2025.

Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during the year ended December 31, 2025. Mr. Bancel, our Chief Executive Officer, did not receive any additional compensation for his service as a director. Mr. Bancel's compensation is discussed in the Compensation Discussion and Analysis and compensation tables, which begin on **page 42**. The

amounts below for Option Awards and Stock Awards reflect the grant date fair value of these awards, which vary from the target value due to the fact that the number of RSUs and stock options granted was calculated based upon the 20-trading day trailing average closing price prior to grant, as described under "—Equity Grants," above.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards[1]	All Other Compensation	Total
Noubar Afeyan, Ph.D.[2]	$130,000	$ —	$463,281	$65,142[3]	$ 658,423
Sandra Horning, M.D.[4]	100,000	463,290	—	—	563,290
Abbas Hussain[5]	80,000	463,290	—	—	543,290
Elizabeth Nabel, M.D.[6]	80,000	463,290	—	—	543,290
François Nader, M.D.[7]	120,000	347,446	115,821	—	583,267
David Rubenstein[8]	80,000	231,631	231,641	—	543,272
Paul Sagan[9]	80,000	—	463,281	—	543,281
Elizabeth Tallett[10]	100,000	115,816	347,461	—	563,277

[1] The amounts reported represent the aggregate grant date fair value of the RSUs and stock options awarded to the non-employee directors in the year ended December 31, 2025, calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025, included in our Annual Report. The amounts reported in these columns reflect the grant date fair value for each award, and, together, differ from the targeted amounts for the Initial Grant or Annual Grant, as applicable, due to the fact that a 20-trading day trailing average closing price convention is used for calculating the number of RSUs and stock options granted.

[2] As of December 31, 2025, Dr. Afeyan held outstanding options to purchase a total of 204,137 shares of our common stock, 178,625 of which were vested. Dr. Afeyan is affiliated with Flagship Pioneering, Inc. and prior to 2018, Flagship Pioneering, Inc. was granted equity for Dr. Afeyan's service on our Board of Directors. As of December 31, 2025, Flagship Pioneering, Inc. held options to purchase a total of 9,263 shares of our common stock that were issued for such service, all of which were vested. See "Security Ownership of Certain Beneficial Owners and Management" for additional information regarding Flagship Pioneering's and its affiliated entities' beneficial ownership of our common stock.

[3] The amount reported represents incremental costs borne by the Company for the provision of security services to Dr. Afeyan in response to a heightened threat environment in early 2025.

[4] As of December 31, 2025, Dr. Horning held (i) options to purchase a total of 55,409 shares of our common stock, all of which were vested, and (ii) 16,233 unvested RSUs.

[5] As of December 31, 2025, Mr. Hussain held (i) options to purchase a total of 13,193 shares of our common stock, all of which were vested, and (ii) 16,233 unvested RSUs.

[6] As of December 31, 2025, Dr. Nabel held (i) options to purchase a total of 19,550 shares of our common stock, all of which were vested, and (ii) 16,233 unvested RSUs.

[7] As of December 31, 2025, Dr. Nader held options to purchase a total of 82,344 shares of our common stock, 75,966 of which were vested, and (ii) 12,174 unvested RSUs.

[8] As of December 31, 2025, Mr. Rubenstein held (i) options to purchase a total of 21,872 shares of our common stock, 9,116 of which were vested, and (ii) 8,116 unvested RSUs.

[9] As of December 31, 2025, Mr. Sagan held options to purchase a total of 158,388 shares of our common stock, 132,876 of which were vested.

[10] As of December 31, 2025, Ms. Tallett held options to purchase 66,140 shares of our common stock, 47,006 of which were vested, and (ii) 4,058 unvested RSUs.

Certain Relationships and Related Party Transactions

Other than the ordinary course compensation agreements described under the sections entitled "Director Compensation" and "Compensation Discussion and Analysis" and the indemnification agreements described below, since January 1, 2025, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of Moderna's capital stock, or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals, to the maximum extent allowed under Delaware law, for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts they reasonably incur in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of Moderna or that person's status as a member of our Board of Directors.

Policies for Approval of Related Party Transactions

We have adopted a written policy providing that our Audit Committee is responsible for reviewing and overseeing related party transactions. For purposes of this policy, a related person is defined as (i) any Moderna director or executive officer, (ii) any director nominee, (iii) security holders known to us to beneficially own more than five percent of any class of Moderna's voting securities, or (iv) the immediate family members of any of such persons. In reviewing any related party transaction, the Audit Committee will take into account, among other factors that it deems appropriate, whether the transaction is on terms no less favorable to Moderna than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Corporate Responsibility

At Moderna, our corporate social responsibility program is built on a foundation of integrity, quality and respect. These values provide a foundation for us to advance and support long-term programs that demonstrate our commitment to patients, employees, the environment and our local communities. Our Nominating Committee oversees general corporate responsibility matters and practices, while our Compensation Committee oversees human capital matters. These committees reports to the full Board on these matters and our progress on sustainability initiatives. Our Chief Legal Officer, reporting to our CEO, leads our environmental, social and governance reporting, with Executive Committee members overseeing additional elements of particular initiatives. Included below is a description of several topics that we view as key to promoting our long-term value and impact.

In August 2025, we published our fourth annual Impacting Human Health Report, which provides further detail on these initiatives, including those discussed below. We encourage investors and other stakeholders to review our Impacting Human Health Report, which can be found on our website at **http://www.modernatx.com** under the "Responsibility—Corporate policies & reporting" section.

Medicines for Patients

Moderna's mission is to deliver the greatest possible impact to people through mRNA medicines. We continue to accelerate the development of safe and effective mRNA medicines, and we expect our investments in preclinical and clinical research and development to help us advance potentially life-changing medicines where there are few —or, in many cases, no—treatment or prevention options available. These areas include infectious diseases, cancer, rare diseases, and more.

Our commitment to delivering on our mission is reflected across a number of key initiatives that are discussed at greater length in our Impacting Human Health Report:

- **Global Public Health Strategy:** We are focused on developing vaccines against priority pathogens, as identified in the World Health Organization's R&D Blueprint and those identified by the Coalition for Epidemic Preparedness Innovations (CEPI). Our mRNA Access™ program enables researchers around the world to utilize our mRNA technology platform to pursue research in their own labs on emerging and neglected infectious diseases.

- **Access to Medicines:** We have developed a set of Access Principles that reflect our commitment to access, including developing a broad portfolio of medicines to address unmet needs, applying differential pricing frameworks and working with partners to broaden access.

- **Pandemic Influenza:** In December 2025, we entered into an agreement with CEPI, whereby CEPI agreed to provide funding, up to $54.3 million, for the pivotal Phase 3 trial for our mRNA pandemic influenza vaccine candidate. If licensure is granted, we agreed to allocate 20% of our H5 pandemic vaccine manufacturing capacity for timely supply to low- and middle-income countries at affordable pricing.

- **Medicines for Rare Diseases:** Our platform has demonstrated the potential to address rare diseases for which there is no treatment or cure. Our program for propionic acidemia (PA) is in a registrational study and target enrollment has been reached. In January 2026, we entered into a strategic collaboration with Recordati, an international pharmaceutical group, to advance mRNA-3927 through the final stage of clinical development and, if approved, global commercialization. We expect to begin a registrational study for our program for methylmalonic acidemia (MMA) in 2026.

Environment

At Moderna, we believe that it is our responsibility to grow our company in a way that protects the planet and minimizes adverse impacts on the environment. As we expand our manufacturing capabilities, we integrate environmental considerations into facility design, operations and value chain management.

Our approach centers on sustainability by design, natural resource conservation and value chain decarbonization. We prioritize energy efficiency and incorporate electrification and lower-carbon design into new facility development, while advancing system optimization and reductions in energy, water and material intensity across our operations.

We have established near-term and long-term greenhouse gas emissions reduction targets validated by the Science Based Targets initiative (SBTi). We are advancing these targets through operational improvements, renewable energy procurement and supplier engagement.

Human Capital Management

We recognize that our employees are key to our mission of delivering the greatest possible impact to people through mRNA medicines. As an organization, we are bold, collaborative, curious and relentless. These values are underpinned by a core set of what we call "basecamp" values—integrity, quality, respect.

Additionally, we have articulated the Moderna Mindsets, which define how we behave, lead and make decisions. We believe our Mindsets are integral to our future success, and we continue to integrate them into every facet of how we identify, onboard, grow and manage our talent.

Our Mindsets



We act with urgency

We pursue options in parallel

We accept risk

We push past possible

We behave like owners

We act with dynamic range

We obsess over learning

We pivot fearlessly

We question convention

We remove viscosity

We prioritize the platform

We digitize everywhere possible

We had approximately 4,700 full-time employees globally as of December 31, 2025. Additional statistics on our employees can be found in our Annual Report on Form 10-K, under the heading "Human Capital."

To help promote alignment between our employees and our shareholders, all full-time employees participate in our equity programs through the receipt of equity awards, and the percentage of equity as a component of overall pay mix increases with seniority. We believe that in addition to incentivizing growth that leads to shareholder value, broad eligibility for our equity programs further embeds our "We Act Like Owners" mindset and helps promote employee retention as these awards generally vest over a four-year period.

Our employees are highly engaged, and our Company and team have been publicly recognized for our leadership, innovation and good corporate citizenship. *Science* magazine has ranked us as a top employer for each of the last eleven years. Additionally, in 2025, *Biospace* ranked us a top large employer in its 2026 Best Places to Work in Biopharma report for the fifth consecutive year. We measure employee engagement through a vendor-supplied engagement software, using validated external benchmarks to track employee engagement factors.

Community

Through the Moderna Charitable Foundation, which we launched in 2022, we continue to be committed to creating change for a healthier world by investing in health, science and community. We aspire to make a lasting impact in these focus areas through grant-making activity, by supporting relief efforts during humanitarian crises, and by supporting organizations that matter to Moderna employees through the Foundation's matching gifts program.

During 2025, the Moderna Charitable Foundation made grants totaling approximately $4.3 million to local and global non-profit organizations working on causes aligned with the Foundation's mission, as well as $1.0 million in donations to match employee giving.

We encourage individual employee volunteerism by providing our people with paid time off to volunteer with the organizations of their choice. During 2025, Moderna employees contributed more than 5,200 hours of tracked volunteer service in support of community organizations globally.

Management

Set forth below are the biographies for our current Executive Committee members. These individuals are critical to Moderna's success and are responsible for leading our company to its next stage of development.



Joined Moderna and in current role since October 2011

Stéphane Bancel, 53 Chief Executive Officer

Education

- École Centrale Paris, Master of Engineering
- University of Minnesota, Master of Science in Chemical Engineering
- Harvard Business School, M.B.A.

As Chief Executive Officer, Mr. Bancel chairs the Executive Committee and is responsible for executing on the strategy and operations for Moderna.

Before joining Moderna, Mr. Bancel served for five years as CEO of the French diagnostics company bioMérieux SA. From July 2000 to March 2006, he served in various roles at Eli Lilly and Company, including as Managing Director, Belgium, and as Executive Director, Global Manufacturing Strategy and Supply Chain. Prior to Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux. He is currently a Venture Partner at Flagship Pioneering. Mr. Bancel was nominated Chevalier of the Legion d'honneur in 2022, the highest recognition in France, and was elected to the U.S. National Academy of Engineering in 2024.



Joined Moderna and in current role since March 2026

David Berman, M.D., Ph.D., 55 Chief Development Officer

Education

- Massachusetts Institute of Technology, S.B. in Biology
- University of Texas Southwestern Medical School, M.D., Ph.D.

Dr. Berman oversees Moderna's development strategy and is responsible for Moderna's development organization.

Before joining Moderna in March 2026, Dr. Berman was employed by Immunocore from 2018 to 2026, most recently as Executive Vice President and Head of Research and Development. He completed an anatomic pathology residency at the National Cancer Institute and a fellowship at the Johns Hopkins Hospital.



Joined Moderna in October 2022 and in current role since January 2023

Jerh Collins, 60 Chief Technical Operations and Quality Officer

Education

- University College Cork, Bachelor of Science in Chemistry
- University College Cork, Ph.D. in Organic Chemistry

Dr. Collins oversees technical development, quality, and preclinical, clinical and commercial supply.

Before joining Moderna in October 2022, Dr. Collins was employed by Novartis from 1993 to 2022, most recently as Chief Culture Officer. During his nearly 30 years at Novartis, Dr. Collins held roles of increasing responsibility focused on pharmaceutical production and manufacturing, including roles serving as Head of Global Chemical Operations and Anti-Infectives and as Head of Global Chemical Operations.



Joined Moderna in October 2019 and in current role since November 2024

Tracey Franklin, 46 Chief People and Digital Technology Officer

Education

- Pennsylvania State University, B.A. in Communication Arts and Sciences
- Fairleigh Dickinson University, Masters in Industrial and Organizational Psychology

Ms. Franklin oversees Moderna's talent, digital initiatives and organizational strategy.

Ms. Franklin joined Moderna in October 2019 as our Chief Human Resources Officer, before becoming our Chief People and Digital Technology Officer in November 2024. Before joining Moderna, she was employed by Merck & Co. from 2004 to 2019 in positions of increasing responsibility, including most recently Vice President, HR Chief Talent and Strategy Officer. Ms. Franklin's previous leadership roles included responsibility for HR for all divisions in the European region, head of HR for the UK and Ireland subsidiaries of Merck, and HR Operations leader responsible for HR program implementation across Merck's global footprint. She was based in Switzerland, the UK and the U.S.



Joined Moderna in January 2013 and in current role since November 2024

Stephen Hoge, M.D., 50 President

Education

- Amherst College, B.A. in Neuroscience
- University of California, San Francisco, M.D.

Dr. Hoge oversees Moderna's commercial organization and is responsible for strategy across research & development, medical affairs and commercial functions.

Before joining Moderna in January 2013, he was employed by McKinsey & Company from 2005 to 2012, in roles of increasing responsibility, most recently as a Partner and a leader in the firm's healthcare practice. Dr. Hoge was a resident physician from 2004 to 2005 at New York University/Bellevue Hospital.



Joined Moderna and in current role since June 2021

Shannon Thyme Klinger, 54 Chief Legal Officer and Corporate Secretary

Education

- University of Notre Dame, B.A. in psychology
- University of North Carolina at Chapel Hill, J.D.

Ms. Klinger oversees legal matters for Moderna, including corporate governance, intellectual property, litigation, compliance, privacy, as well as environmental, social and governance reporting, and global security. She is also the President of the Moderna Charitable Foundation.

Before joining Moderna in June 2021, she was employed by Novartis from 2011 to 2021, most recently as Chief Legal Officer and a member of the Novartis Executive Committee. While at Novartis, Ms. Klinger also served as the Chief Ethics, Risk and Compliance Officer and Global Head of Litigation, and as Global Head of Legal at Sandoz, a Novartis division. She began her in-house career at Barr Laboratories before joining Solvay Pharmaceuticals as Senior Vice President and General Counsel. Ms. Klinger was previously a partner with Alston & Bird.



Joined Moderna in January 2016 and in current role since November 2024

Rose Loughlin, Ph.D., 42 Executive Vice President, Research

Education

- Harvard University, A.B. in Physics
- University of California, Berkeley, Ph.D. in Biophysics

Dr. Loughlin oversees Moderna's platform science and therapeutics research organization and is responsible for strengthening the Company's pipeline. Dr. Loughlin previously led our research and early development functions for several years, with responsibility for platform research, therapeutics discovery and non-clinical development.

Before joining Moderna in 2016, Dr. Loughlin was employed by Biogen, Inc. from 2013 to 2015, in business development roles. Dr. Loughlin also previously worked at L.E.K. Consulting.

Joined Moderna and in current role since September 2022

James Mock, 49 Chief Financial Officer

Education

- St. Lawrence University, B.A. in economics

Mr. Mock oversees Moderna's accounting, financial planning and analysis, business development, treasury, real estate, investor relations, communications, internal audit, tax and procurement functions.

Before joining Moderna in September 2022, he was employed by PerkinElmer from 2018 to 2022 as Senior Vice President and Chief Financial Officer. Mr. Mock joined PerkinElmer from General Electric, where he served in a number of positions between 1999 and 2018, most recently as Vice President, Corporate Audit Staff.

Non-binding Advisory Vote to Approve the Compensation of Our Named Executive Officers

 The Board of Directors recommends a vote **"FOR"** approval, on a non-binding, advisory basis, of the compensation of the Company's Named Executive Officers.

Our Board of Directors is committed to excellence in governance. Consistent with good governance practices and the requirements of the Dodd-Frank Act, shareholders have the opportunity to approve, on a non-binding, advisory basis, the compensation of Moderna's named executive officers. This is commonly known as a "say on pay" proposal.

The say on pay proposal is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies, and practices discussed in this proxy statement. The compensation of our named executive officers is disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure contained in this proxy statement. As discussed in these disclosures, we believe that our compensation policies and decisions are based on principles that reflect a "pay-for-performance" philosophy and are strongly aligned with our shareholders' interests and consistent with current market practices. Our executive compensation program is designed to enable us to attract and retain talented and experienced executives to lead us successfully in a competitive environment.

We are asking our shareholders to vote for the following resolution:

"RESOLVED, that the Company's shareholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

Before you vote, we recommend that you read the Executive Compensation section that follows for complete information on our executive compensation programs and philosophy.

This vote is advisory, and therefore not binding on Moderna, the Board of Directors, or the Compensation and Talent Committee. However, our Board of Directors and Compensation and Talent Committee value your opinion and intend to consider the outcome of the vote when making compensation decisions in the future.

Vote Required

This non-binding, advisory proposal will be approved if it receives an affirmative vote of a majority of the votes properly cast. If you ABSTAIN from voting on Proposal No. 2, the abstention will have no effect on the results of this vote.

Letter from the Compensation and Talent Committee

Dear Fellow Shareholders,

As Chair of Moderna's Compensation and Talent Committee ("Committee"), I am writing to provide context on the Committee's approach to executive compensation, the decisions made regarding 2025 executive compensation, and how those decisions align with Moderna's performance, strategy, and the interests of our shareholders.

The period following the COVID-19 pandemic has required Moderna to operate in a more complex business environment. As the Company transitioned from an unprecedented period of demand to a challenging commercial setting, the Board and management focused on what was within our control: strong execution, continued scientific progress, and rigorous financial discipline. In 2025, while revenue remained under pressure in a contracting market, Moderna executed well against these priorities—advancing its pipeline, securing multiple regulatory approvals, streamlining manufacturing capabilities, and delivering substantial cash cost reductions that materially strengthened the Company's financial foundation and positioned it for future growth.

Against this backdrop, the Committee remained focused on maintaining a compensation framework that reinforces pay-for-performance, supports the execution of Moderna's strategy, and promotes long-term value creation for shareholders.

A compensation program anchored in pay-for-performance outcomes

The Committee's approach to executive compensation is grounded in the principle that target performance should represent a meaningful bar, and that above-target outcomes should be earned only in periods of exceptional execution. Moderna's compensation program is intentionally focused on long-term equity, with a substantial majority of the Executive Committee total compensation delivered through at-risk incentives. Consistent with this philosophy, materially above-target incentive outcomes are not routine and are reserved for periods in which management delivers exceptional performance against the Board's highest priorities.

Key indicators of this alignment include:

- **Annual incentive payouts for the CEO**
  - Over the three-year period preceding the 2025 performance year, the CEO's annual incentive payouts averaged 93% of target, with payouts in two of those three years materially below target.
- **Long-term incentives (NEOs)**
  - Performance stock units awarded in 2022 vested in 2025 at 55% of target.
  - Performance stock units awarded in 2023 vested in 2026 at 50% of target.
  - All stock options granted to named executive officers ("NEOs") from 2021-2024 (inclusive) remain underwater.
- **Realizable compensation and stock price alignment**
  - Equity awards are the largest component of Moderna's executive compensation program, representing no less than 68% of target total compensation for each of our NEOs. As a result, stock price performance has a significant impact on the compensation ultimately realized by our executives, aligning executive and shareholder experiences.
  - Given the decline in Moderna's stock price, the realizable value of outstanding equity awards has declined meaningfully. From fiscal year-end 2024 to fiscal year-end 2025, the value of outstanding equity awards for the CEO declined by approximately 59%, and the value of outstanding equity awards for other NEOs declined, on average, by approximately 29%.
  - We have included updated realizable pay and performance alignment analyses starting on **page 46** of this proxy statement to illustrate the continued impact of stock price performance on executive compensation outcomes.

The Committee believes this compensation history demonstrates that target performance demands the achievement of stringent goals and that materially above-target outcomes are not routine.

Shareholder support and accountability

At Moderna's 2025 Annual Meeting, shareholders approved the advisory Say-on-Pay proposal with approximately 77% support. The Committee values shareholder feedback and engaged with shareholders representing a substantial portion of our outstanding shares to understand their perspective as we navigate this challenging regulatory and business environment. From these discussions, we continue to prioritize accountability, transparency and shareholder alignment.

Program design and governance actions informed by shareholder feedback

In the spring of 2025, we held discussions with key shareholders, and that input helped inform the Committee's approach to several decisions described below. We remain committed to continued shareholder engagement.

- No retention or special equity awards were granted to NEOs in 2025.

- Froze base salaries and target bonus percentage for the NEOs for 2026.

- Excluded members of the Executive Committee (including the NEOs) and Directors from eligibility to participate in Moderna's stock option exchange program offered to broad-based employees in late 2025, which received overwhelming shareholder support (97%) and strong employee participation.

- Further right-sized the peer group used to benchmark executive compensation levels by removing larger companies that no longer reflect Moderna's current scale, business profile, or competitive talent market.

The Committee believes these actions reflect a disciplined and deliberate approach to compensation design, balancing responsiveness to shareholder input with the need to support Moderna's long-term strategy.

Annual incentive outcomes for 2025

Annual incentives are designed to reward the achievement of short-term objectives that support long-term value creation. In evaluating 2025 performance, the Committee considered the prevailing business environment, including the continued challenges of the COVID vaccine market, a complex regulatory environment and heightened expectations for financial discipline.

In setting the 2025 performance targets, the Committee sought to balance rigor with realism:

- Revenue goals were established based on reasonable sales forecasts in a contracting COVID market, reflecting the prevailing commercial environment rather than prior-period peak conditions.

- Importantly, targets were calibrated to reflect the current environment, with performance expectations structured to allow for meaningful differentiation between levels of performance, including above-target outcomes.

Incentive outcomes for 2025 were determined based on a formulaic corporate scorecard combining financial and non-financial measures aligned with Moderna's strategic priorities.

Key drivers of the 2025 outcome included:

- **Financial performance**
  - Revenue performance between threshold and target.
  - Cash cost performance substantially above target; exceeded expectations by delivering a combined total of more than $2 billion in expense management, reflecting sustained financial discipline and the use of technology to enhance productivity.

- **Strategic and operational achievements**
  - Continued advancement of the Marlborough manufacturing facility, which was purpose-built for our intismeran autogene program and began supplying clinical batches in September 2025.
  - U.S. approval of mNEXSPIKE, an expanded indication for mRESVIA for adults aged 18–59 at increased risk for RSV, and supplemental approval for Spikevax in high-risk children as young as six months of age.

Exceptional performance against the cash cost metrics— an area the Committee viewed as critical to preserving flexibility and positioning the Company for its next phase of growth—and delivering on the pipeline key milestones were a key driver of the corporate performance factor. As a result, the annual incentive payout for 2025 was determined to be 170% of target. The Committee believes this outcome is consistent with Moderna's pay-for-performance philosophy and reflects execution that materially strengthened the Company's long-term foundation.

Looking ahead

As we look ahead, the Committee enters 2026 with confidence in Moderna's strategy and leadership. Following a period of significant transition, the Company is operating in a more stable commercial environment, with increasing visibility into its growth trajectory, continued pipeline advancement, and a strengthened financial foundation. While the external environment remains dynamic, Moderna's leadership team remains focused on executing in the areas within their control—advancing our science, driving operational discipline, and allocating capital thoughtfully—while managing uncertainty in the broader market and regulatory landscape.

These developments—together with the disciplined execution delivered in 2025—are beginning to be reflected in market sentiment. Moderna's stock price, which closed at $29.49 on December 31, 2025, has since increased relative to its year-end level, closing at $55.74 on March 9, 2026, the record date for the Annual Meeting.

While stock price performance is influenced by many factors, the Committee views this period as an important inflection point as the Company positions itself to drive growth in our resilience markets—the United Kingdom, Canada and Australia—through new infectious disease product launches and continued geographic diversification, as well as the advancement of our oncology portfolio toward becoming a meaningful long-term value driver.

The Committee remains committed to maintaining a compensation program that aligns pay with performance, reflects shareholder feedback, and supports the Company's long-term success.

We are deeply appreciative of the discipline, perseverance, and dedication demonstrated by Moderna's employees during a period of significant transition, and we thank our shareholders for their continued trust and engagement. We believe Moderna is prepared and focused, and is building a company positioned for sustainable growth, long-term value creation, and meaningful impact through the continued advancement of mRNA science.

Sincerely,

François Nader, M.D.

Chair, Compensation and Talent Committee

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program and the 2025 compensation for our NEOs. This Compensation Discussion and Analysis should be read with the compensation tables and related disclosures for our NEOs.

Executive Summary

Moderna is a pioneer and leader in the field of messenger RNA (mRNA) medicines. Through the advancement of our technology platform, we are reimagining how medicines are made to transform how we treat and prevent diseases. Since our founding, our mRNA platform has enabled the development of vaccines and therapeutics across infectious diseases, cancer, rare diseases, and more.

With a global team and a unique culture, driven by our values and mindsets, our mission is to deliver the greatest possible impact to people through mRNA medicines.

2025 was a year of disciplined execution for Moderna amid a difficult and complex environment in the U.S. It was a year focused on what we could control—operational execution, scientific progress, and meticulous financial management—while strengthening our commercial foundation and advancing our pipeline for long-term growth. Highlights included:

- We expanded our commercial portfolio to three approved products, with the successful launch of mNEXSPIKE in the U.S.
- We advanced our pipeline across infectious disease vaccines, oncology, and rare diseases, building momentum toward future launches.
- We exercised disciplined financial management, exceeding our cost reduction commitments while streamlining our global manufacturing footprint, and leveraging technology to improve productivity.

During 2025, we made significant progress advancing our mRNA pipeline and executing with financial discipline. While our product sales decreased year-over-year in a still-evolving respiratory vaccine market, we strengthened our commercial execution and laid the groundwork to drive future sales growth. The corporate objectives for 2025 were:

1. Drive Spikevax and mRESVIA vaccine sales.

2. Focus on 10 product approvals over the next 3 years to drive sales growth.

3. Deliver cost efficiency across the business.

4. Continue to advance early pipeline and platform technology.

5. Evolve and adapt our operating model, and scale our culture.

Our executive compensation program is designed to align leadership incentives with the milestones that move us closer to bringing new mRNA medicines to patients. Both our annual and long-term incentives focus on rigorous financial and pipeline development objectives that reinforce disciplined execution, long-term value creation, and alignment with shareholder interests.

Corporate Performance Highlights

Our executive compensation program seeks to incentivize and reward strong corporate performance. Highlights of our 2025 corporate performance are set forth below.

Total Revenue and Operating Expenses

- The most heavily weighted factor in the assessment of our 2025 performance was total revenue from our COVID and RSV vaccines. We achieved total revenue of $1.9 billion for the year, which fell short of our internal targets.

- The second financial component to our scorecard was reducing cash costs and the 2026 cash cost budget, with performance exceeding our internal targets. Due to our focus on disciplined cost management in 2025, we reduced our cash costs by approximately $2.0 billion, or over 30%, compared to the prior year. For purposes of this metric, these operating expenses include costs of goods sold, research and development expense, and selling, general and administrative expense.

Advancing Our Pipeline and Science

We prioritized our research and development portfolio, and advancements included the following:

- Achieved U.S. regulatory approvals for mNEXSPIKE and mRESVIA (18-59 years) and filed for approval of our flu vaccine.

- Advanced our late-stage pipeline, including enrollment in our Norovirus Phase 3 trial and reaching target enrollment in our pivotal studies for propionic acidemia (PA) and methylmalonic acidemia (MMA).

- Progressed the scale-up of our manufacturing factory Marlborough, MA, which began supplying clinical batches of intismeran autogene in September 2025.

- Advanced our early-stage portfolio and platform and development technology.

Overview of Compensation for Our Named Executive Officers

Below is a summary of our NEOs for 2025 and a brief overview of the executive compensation actions for each of these NEOs. The individuals set forth below represent all of our executive officers during 2025 for purposes of Rule 3b-7 of the Securities Exchange Act of 1934, as amended.

Given Moderna's strong performance in 2025, marked by disciplined execution across our strategic priorities and exceptional cash cost performance, the Compensation Committee determined that all NEOs received a uniform overall bonus multiplier of 170%. This outcome reflects the Company's 2025 results and the Executive Committee's shared leadership and accountability in delivering those outcomes, as further described on **page 56**. In addition, the Compensation Committee determined that base salaries and target bonus percentages would remain unchanged for 2026.



Stéphane Bancel, 53   Chief Executive Officer

Compensation for Mr. Bancel for 2025 was as set forth below.



92% At-Risk Compensation

8% Base Salary
21% Bonus
71% Equity Awards

Salary:
$1,687,200 (3% increase over 2024)

Bonus:
$4,302,360, based on target of 150% of salary, with 170% payout, as described above

Equity Awards[1]:
$15,000,000, delivered 50% in stock options and 50% in PSUs (based on 2024 performance)



James Mock, 49   Chief Financial Officer

Compensation for Mr. Mock for 2025 was as set forth below.



86% At-Risk Compensation

14% Base Salary
21% Bonus
65% Annual Equity Awards

Salary:
$857,000 (3% increase over 2024)

Bonus:
$1,311,210, based on target of 90% of salary, with 170% payout, as described above

Equity Awards[1]:
$4,000,000, delivered 33% in stock options, 33% in RSUs and 33% in PSUs (based on 2024 performance)

[1] Amounts shown for equity awards reflect target value, not grant date fair value. See the Summary Compensation Table on **page 65**.



Stephen Hoge, M.D., 50 President

Compensation for Dr. Hoge for 2025 was as set forth below.



Salary:

$1,300,000 (19% increase over 2024)

Bonus:

$2,983,500, based on target of 135% of salary, with 170% payout, as described above

Equity Awards[1]:

$15,000,000, delivered 33% in stock options, 33% in RSUs and 33% in PSUs (based on 2024 performance)



Shannon Thyme Klinger, 54 Chief Legal Officer and Corporate Secretary

Compensation for Ms. Klinger for 2025 was as set forth below.



Salary:

$857,000 (3% increase over 2024)

Bonus:

$1,311,210, based on target of 90% of salary, with 170% payout, as described above

Equity Awards[1]:

$3,500,000, delivered 33% in stock options, 33% in RSUs and 33% in PSUs (based on 2024 performance)

[1] Amounts shown for equity awards reflect target value, not grant date fair value. See the Summary Compensation Table on **page 65**.

Overview of Executive Compensation Program

Executive Compensation Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and impact. We are focused on our mission to "Deliver the greatest possible impact to people through mRNA medicines."

We believe that our compensation philosophy helps align our team around executing on our mission, which ultimately leads to greater shareholder value. All full-time employees at Moderna, regardless of their level, are eligible to receive equity as part of their compensation, aligning them to investors and making them personally invested in our mission. As we continue delivering on the promise of mRNA science, we recognize that our executive compensation programs must also continue to attract and retain a talented team who can help us achieve this mission.

Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary goals:

- Pay for performance by establishing competitive opportunities to incentivize high performance and deliver greater rewards when corporate and individual performance exceed expectations and lower compensation when corporate or individual performance falls short. Performance is measured by financial, operating and strategic performance, return to shareholders and individual contributions.

- Attract, motivate and retain industry-leading talented individuals through well-designed compensation programs that motivate our executives to achieve rigorous corporate objectives that are important to our business and long-term success.

- Establish a competitive rewards program by evaluating the practices of our peers and market data to validate that we are competitive with other companies with whom we compete for talent.

- Align the interests of our executives and our shareholders to drive the creation of sustainable long-term value.

- Utilize a mix of compensation elements to achieve an appropriate balance between cash and equity awards. The annual cash bonus is intended to motivate individuals to successfully execute on short-term financial and strategic objectives. Equity awards are intended to focus executives on the long-term success of the organization.

Pay for Performance

Pay for performance is a foundational element within Moderna's compensation program structure. We compare CEO total realizable pay (as defined below) to stock price performance for Moderna and its peers. Our peer group represents companies of comparable size and business as outlined by the criteria on **page 50**.

We looked at pay and performance alignment over two periods as follows:

- 3-Year Analysis (2023-2025): The Company's total shareholder return (TSR) performance over the three-year period ending December 31, 2025 was the lowest among peer companies and the total realizable pay for our CEO over the same period was at the 20th percentile.

- 5-Year Analysis (2021-2025): Both the Company's TSR performance and the total realizable pay for our CEO over the five-year period ending December 31, 2025 were at the 9th percentile among these peer companies.

Both the three-year and five-year analyses shows that realizable pay and TSR performance were well-aligned in the bottom left quadrant, illustrating our strong pay-for-performance alignment.

CEO Realizable TDC Rank vs. 3-Year TSR Performance Rank



CEO Realizable TDC Rank vs. 5-Year TSR Performance Rank



Realizable Total Direct Compensation (Realizable TDC) is defined as the sum of the following components: actual base salaries, short-term incentive awards, and long-term incentive awards paid over the preceding three- and five-year periods. The long-term incentive value is calculated based on the in-the-money stock options granted during the preceding three- and five-year period and RSUs and PSUs granted over the preceding three- and five-year periods (reflecting actual performance results or estimated performance based on peer proxy disclosures) are valued as of December 31, 2025.

TSRs are calculated based on the dividend adjusted (as applicable) closing price per share of common stock on the applicable exchange from January 1, 2023 through December 31, 2025 and from January 1, 2021 through December 31, 2025 for the respective periods.

2025 Say on Pay Vote and Shareholder Engagement

In 2025, 77% of shareholders who voted at our Annual Meeting on our "say on pay" proposal supported the pay actions we took in the prior year. To that end, we conducted outreach to a broad group of our shareholders to open dialogue and solicit feedback. Based on the feedback from our investors, we took the following actions regarding our executive compensation program:

• No retention or special equity awards were granted to NEOs in 2025.

• Froze base salaries and target bonus percentages for the NEOs for 2026.

• Excluded members of the Executive Committee (including the NEOs) and Directors from eligibility to participate in Moderna's stock option exchange program offered to broad-based employees in late 2025, which received overwhelming shareholder support (97%) and strong employee participation.

• Further right-sized the peer group used to benchmark executive compensation levels by removing larger companies that no longer reflect Moderna's current scale, business profile, or competitive talent market.

Executive Compensation Program Design

Our executive compensation program is designed to be competitive, and balance our goal of attracting, motivating, rewarding and retaining top-performing executives with our goal of aligning their interests with those of our shareholders. Our Compensation Committee annually evaluates our executive compensation program to ensure that it is consistent with our short-term and long-term goals and the dynamic nature of our business.

Our executive compensation program consists of a mix of compensation elements that balance achievement of our short-term goals with our long-term performance. We provide short-term incentive compensation opportunities in the form of annual cash bonuses, which focus on our achievement of annual corporate goals. We also provide long-term incentive compensation opportunities in the form of equity awards, which, until recent years, consisted primarily of stock options. Due to Moderna's pre-commercial stage of development until 2020, our equity programs were primarily focused on stock options to provide our team with a strong incentive to pursue growth that would result in stock price appreciation over the long-term.

As the Company has matured, our equity programs have evolved. In 2021, we first introduced PSUs into our equity programs for our Executive Committee members. As further described on **page 58** below, these PSUs focused on achieving those goals that the Compensation Committee recognized would be key to our long-term success, including to diversify beyond COVID vaccine product sales.

The PSUs granted in 2023, which had a performance period from 2023 - 2025, were designed to drive respiratory vaccine commercialization and advancement of intismeran autogene. The goals for our other classes of PSUs are further described on **page 59**. below. For the PSUs granted in 2023, PSUs represented 25% of the weighting for equity awards to our CEO and other Executive Committee members. The remaining 75% was delivered in the form of stock options for our CEO and stock options (50%) and RSUs (25%) for our other Executive Committee members. In 2024 and 2025, PSUs, each with a three year performance period, represented 50% of the weighting for equity awards to our CEO (with stock options representing 50%), and one-third of the weighting for equity awards to our other Executive Committee members (with stock options and RSUs each representing one-third).

Our executive compensation program is also designed to incorporate sound practices for compensation governance as summarized below.

✓ WHAT WE DO

- **Maintain an Independent Compensation Committee.** The Compensation Committee consists solely of independent directors.

- **Retain an Independent Compensation Advisor.** The Compensation Committee engages an independent external compensation consultant to provide advice, information, and analysis of our executive compensation program, independent of management.

- **Hold Annual Say-on-Pay Vote.** We put our executive compensation to an advisory vote of shareholders annually.

- **Deliver Significant At-Risk Compensation.** Our executive compensation program is designed so that a significant portion of our executive officers' compensation is "at risk" based on our corporate and stock performance, to align the interests of our executives and shareholders.

- **Use a Pay-for-Performance Philosophy.** The majority of our executive officers' compensation is directly linked to corporate performance and includes a significant long-term equity component, dependent upon our stock price and pipeline development goals.

- **Require 10b5-1 Plans.** Require our executives to plan sales of Moderna stock in advance through the use of 10b5-1 plans.

- **Double-Trigger Change of Control.** Our Executive Severance Plan has double-trigger change of control provisions, requiring the termination of employment or resignation for "good reason" within 12 months following a change of control for payments and accelerated vesting of equity awards under the plan.

- **Maintain a Clawback Policy.** We have a clawback policy applicable to performance-based compensation for our Executive Committee, which would apply in the event of a financial restatement or other improper conduct causing material financial, operational or reputational harm.

- **Mitigate Undue Risk-Taking.** Employ the use of multiple performance goals and performing annual compensation risk assessments.

✗ WHAT WE DON'T DO

- **No Special Health and Welfare Benefits.** Our executive officers participate in our health and welfare benefits programs on the same basis as our other employees.

- **No Executive Retirement Plans.** We do not offer pension or retirement plans to our executive officers that are different from or in addition to those offered to our other employees.

- **No Post-Employment Tax Payment Reimbursement.** We do not provide any tax reimbursement payments (including "gross-ups") on any change-in-control or severance payments or benefits.

- **No Hedging or Pledging Our Equity Securities.** We prohibit our executive officers, the members of our Board and all employees from hedging or pledging our securities.

- **No Stock Option Re-Pricing under Current Stock Plan Without Shareholder Approval.** Our 2018 Stock Plan does not permit stock options to be repriced to a lower exercise or strike price without the approval of our shareholders. In late 2025, shareholders approved a stock option exchange program for broad-based employees. Members of the Executive Committee, including the NEOs, and Directors were not eligible to participate in the program.

Governance of Executive Compensation Program

Role of the Compensation Committee and the Board

The Compensation Committee, which is comprised entirely of independent directors, is responsible for discharging our Board of Directors' responsibilities relating to compensation of our directors and executives, overseeing our overall compensation structure, policies and programs, and reviewing our processes and procedures for the consideration and determination of director and executive compensation. The primary objective of the Compensation Committee is to develop and implement compensation policies and plans to attract and retain key management personnel, motivate management to achieve our corporate goals and strategies, and align the interests of management with the long-term interests of our shareholders. We have not adopted formal guidelines for allocating total compensation between long-term and short-term compensation, cash compensation and non-cash compensation, or among different forms of non-cash compensation.

Our Compensation Committee has engaged Pay Governance LLC, an independent executive compensation consultant, to provide guidance with respect to the development and implementation of our compensation programs.

Pursuant to our Equity Award Grant Policy, the Compensation Committee has delegated to our CEO, Chief People and Digital Technology Officer and Vice President, Executive Compensation and Equity the authority to approve grants of equity awards to employees below the Executive Committee level, subject to certain parameters, under the 2018 Stock Plan. See "Other Compensation Policies and Practices—Equity Award Grant Policy."

The Compensation Committee reviews and approves the primary elements of compensation—base salary increases, annual cash bonuses, and annual equity awards—for our NEOs (other than our CEO), as authorized by the Board of Directors pursuant to the Compensation Committee charter. Our Board of Directors reviews and provides final approval for the primary elements of compensation awarded to our CEO after recommendation by the Compensation Committee.

Compensation-Setting Factors

When reviewing and approving, or recommending to the Board of Directors, as applicable, the amount of each compensation element and the target total compensation opportunity for our executive officers, the Compensation Committee considers the following factors:

- our performance during the year, based on business and corporate goals and priorities established by the CEO and the Board;

- each executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group;

- the scope of each executive officer's role compared to other similarly situated executives at the companies in our peer group;

- the performance of each individual executive officer, based on an assessment of his or her contributions to our overall performance, ability to lead his or her department and work as part of a team, all of which reflect our values;

- compensation parity among our executive officers;

- our retention goals;

- the compensation practices of our peer group;

- our CEO's recommendations with respect to the compensation of our other executive officers; and

- insights from our shareholder engagement.

These factors provide the framework for compensation decisions for each of our executive officers, including our NEOs. The Compensation Committee and the Board of Directors, as applicable, do not assign relative weights or rankings to these factors, and do not consider any single factor as determinative in the compensation of our executive officers.

Role of Management

In discharging its responsibilities, the Compensation Committee works with management, including our CEO. Our management assists the Compensation Committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters.

In addition, at the beginning of each year, our CEO generally reviews the performance of our other executive officers based on our achievement of our corporate goals and each executive officer's achievement of his or her departmental and individual goals established for the prior year and his or her overall performance during that year. The Compensation Committee solicits and reviews our CEO's recommendations for base salary increases, annual cash bonuses, annual equity awards and any other compensation opportunities for our other executive officers, including our other NEOs, and considers our CEO's recommendations in determining such compensation.

Role of Compensation Consultant

The Compensation Committee engages an independent external compensation consultant to provide advice, information and analysis of our executive compensation program. For 2025, the Compensation Committee engaged Pay Governance as its compensation consultant to advise on executive compensation matters including:

- review and analysis of the compensation for our executive officers, including our NEOs, and our Board of Directors;
- assistance on incentive program design and discussion on executive compensation and governance trends;
- review and input on the Executive Compensation section of our Proxy Statement for our 2026 Annual Meeting of Shareholders;
- research, development and review of our compensation peer group; and
- support on other compensation matters as requested throughout the year.

Pay Governance reports directly to the Compensation Committee and to the Compensation Committee chairman. Pay Governance also coordinates with our management for data collection and job matching for our executive officers. Our Compensation Committee charter requires that our compensation consultant is independent of Company management. During 2025, Pay Governance did not provide services to us other than the services to our Compensation Committee described herein. Our Compensation Committee performs an annual assessment of its compensation consultant's independence to determine whether the consultant is independent and in 2025 determined that Pay Governance is independent pursuant to the Nasdaq listing standards and SEC rules and has determined that no conflict of interest has arisen as a result of the work performed.

Role of Market Data

For purposes of comparing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of public biotechnology and pharmaceutical companies against which we may compete for talent and that are similar to us across a number of factors, including market capitalization, stage of development, geographical location and number of employees. The Compensation Committee reviews our compensation peer group at least annually and makes adjustments to our peer group as necessary, taking into account changes in both our business and our peer companies' businesses. The Compensation Committee also uses market data from our compensation peer group and from the Radford Global Life Sciences Compensation survey as one factor in evaluating whether the compensation for our executive officers is competitive in the market. The Compensation Committee and the Board of Directors, as applicable, also rely on their own knowledge and judgment in evaluating market data and making compensation decisions.

Since becoming a public company in 2018, our Compensation Committee has used our peer group to assist in assessing annual base salary, target bonus and equity awards for our NEOs and other senior level employees. To determine the composition of the peer group for 2025 the Compensation Committee considered the following criteria:

- commercial stage pharmaceutical and biotechnology companies with global revenues, double-digit pipelines and multiple late-stage candidates;
- market capitalization, generally selecting companies with a market capitalization around Moderna's peer median;
- companies with significant commercial revenues (generally more than $1 billion annually);
- headcount factoring in Moderna's headcount to reflect companies of similar size; and
- R&D expenditure to provide context for scale of R&D organization and to balance revenue perspective given importance of commercial revenue.

Based on these factors, the compensation peer group set forth below was adopted in October 2024 and was used in assessing compensation for our executives, including those decisions that were made in February 2025, particularly related to salary, annual target bonus percentages and annual equity awards that are described in this proxy statement.

2024-2025 Compensation Peer Group

Alnylam Pharmaceuticals	Bristol-Myers Squibb	Neurocrine Biosciences
BeOne Medicines	Incyte Corporation	Regeneron Pharmaceuticals
Biogen	Jazz Pharmaceuticals	Sarepta Therapeutics
BioMarin Pharmaceutical	Merck	Vertex Pharmaceuticals

In August 2025, based on ongoing analysis from Pay Governance and shareholder engagement discussions, the Compensation Committee made updates to the compensation peer group that informed decisions made in February 2026 and that will inform decisions for the rest of the year. Updates were primarily aimed at better aligning our peer group with Moderna's market capitalization and future anticipated revenues. As a result of this update, Bristol-Myers Squibb and Merck were removed and Exelixis, Ionis, PTC Therapeutics, Ultragenyx and United Therapeutics were added to our compensation peer group.

2025-2026 Compensation Peer Group

Alnylam Pharmaceuticals	Incyte Corporation	Regeneron Pharmaceuticals
BeOne Medicines	Ionis +	Sarepta Therapeutics
Biogen	Jazz Pharmaceuticals	Ultragenyx +
BioMarin Pharmaceutical	Neurocrine Biosciences	United Therapeutics +
Exelixis +	PTC Therapeutics +	Vertex Pharmaceuticals

+ New addition to peer group for 2025-2026.

Primary Elements of Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary;
- short-term incentive compensation in the form of annual cash bonuses; and
- long-term incentive compensation in the form of annual equity awards.

We do not have a specific policy regarding the percentage allocation between short-term and long-term, or fixed and variable, compensation elements.

Our executive officers, including our NEOs, are also eligible to participate in our standard employee benefit plans, such as our health and welfare benefits plans, our employee stock purchase plan (for which our CEO is not eligible) and our 401(k) Plan on the same basis as our other employees. In addition, as described below, our executive officers, including our NEOs, are entitled to certain change-in-control severance payments and benefits pursuant to our Executive Severance Plan, described herein.

Base Salary

We pay base salaries to our executive officers, including our NEOs, as the fixed portion of their compensation to provide them with a reasonable degree of personal income, and to attract and retain top-performing individuals. At the time of hire, base salaries are determined for our executive officers, including our NEOs, based on the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above. Typically, at the beginning of each year, the Compensation Committee reviews base salaries for our executive officers, including our NEOs, based on such factors to determine if an increase is appropriate. In addition, base salaries may be adjusted in the event of a promotion or significant change in responsibilities.

Salary increases for each of our NEOs were reviewed, approved and took effect in March 2025. For most NEOs, the increases reflected cost-of-living adjustments applied across our broader employee base, while Dr. Hoge's increase reflected the expanded scope of his role, including oversight of the full commercial organization. The actual salaries paid to our NEOs in 2025 are set forth in the "Summary Compensation Table." Following a review of updated market data, and in consideration of the Company's strong market positioning and continued focus on disciplined compensation practices, the Compensation Committee determined that base salaries for the Executive Committee, including the NEOs, were appropriately positioned and therefore remained unchanged from 2025 levels for 2026.

	2024	2025	Percent Change	2026 (No Increase)
Stéphane Bancel	$ 1,638,000	$ 1,687,200	3.0%	$ 1,687,200
James Mock	832,000	857,000	3.0%	857,000
Stephen Hoge, M.D.	1,092,000	1,300,000	19.0%	1,300,000
Shannon Thyme Klinger	832,000	857,000	3.0%	857,000

Short-Term Incentive Compensation

Annual Cash Bonuses

We provide short-term incentive compensation opportunities to our executive officers, including our NEOs, in the form of annual cash bonuses to drive our short-term success. Our annual cash bonuses are tied to the achievement of annual corporate and individual performance goals pursuant to the Company's Senior Executive Cash Incentive Bonus Plan (the Bonus Plan). In addition, our Compensation Committee may grant cash bonuses to the CEO or the other NEOs pursuant to the Bonus Plan based on individual performance during the year.

Corporate and Individual Performance Goals

At the beginning of each year, the Compensation Committee discusses with the CEO the annual corporate performance objectives that are intended to be the most significant drivers of our short-term and long-term success.

In addition, at the beginning of each year, our CEO, in consultation with each of the other executive officers, establishes individual performance goals for each of the other executive officers, including our other NEOs. The individual performance goals are generally designed to align the goals of our executive officers, including our NEOs, and his or her department with the corporate goals. The CEO discusses with the Compensation Committee his overall goals for the year which are in line with the overall corporate objectives but also include individual goals and action plans. The CEO's goals and performance are ultimately evaluated, and his bonus is approved, by the full Board, with input from the Compensation Committee.

At the beginning of the year after the corporate performance objectives are established, the Compensation Committee, after reviewing management's self-assessment, evaluates specific achievements that are designed to advance the prior year's corporate objectives, and our overall success in the prior year, and determines the Company's total percentage achievement level. Our CEO evaluates the other executive officers', including the other NEOs', achievement of their prior year's individual performance goals, and makes recommendations for total percentage achievement level. The Compensation Committee considers our CEO's recommendations, and independently reviews and approves the total percentage achievement level for each of the other executive officers, including our other NEOs.

Target Annual Bonuses

At the beginning of each year, the Compensation Committee reviews and approves the target annual bonus for each NEO. The Compensation Committee considers the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, with an emphasis on market data from our compensation peer group for comparable positions while also factoring internal parity. Target annual bonuses represent a specific percentage of annual base salary. The Compensation Committee determined that target bonus percentages remained competitive relative to market data and therefore no changes were made for 2026.

2025 Corporate Objectives

In early 2025, the Compensation Committee established broad-based corporate objectives that defined the framework for funding the annual bonus plan. These objectives were designed to align with Moderna's strategic plan and to inform more detailed goal-setting by individual executive officers and their teams. The Committee focused on the following key objectives:

1. **Drive Spikevax and mRESVIA vaccine sales.** To incentivize commercial execution across the Company's respiratory portfolio.

2. **Focus on 10 product approvals over the next 3 years to drive sales growth.** To incentivize the approval of our products in major markets to drive sales growth and fund the next wave of research and development investment.

3. **Deliver cost efficiency across the business.** To incentivize disciplined expense management and operating efficiency.

4. **Continue to advance early pipeline and platform technology.** To incentivize long-term innovation and growth.

5. **Evolve and adapt our operating model, and scale our culture.** To incentivize organizational effectiveness and employee engagement as the Company continues to evolve.

For each corporate objective, the Compensation Committee established performance criteria at threshold, target, and maximum levels, with weightings assigned to each objective as described on page 55.

Under the terms of the Bonus Plan, the Committee has the authority to apply discretion in determining the extent to which corporate objectives are achieved, in order to ensure that incentive outcomes appropriately reflect Company performance, the rigor of the goals, and alignment with shareholder interests.

2025 Corporate Performance Assessment

In assessing 2025 performance, the Committee concluded that management delivered a very strong year of disciplined execution against the Company's corporate objectives. In a year marked by continued contraction in the COVID market and broader industry uncertainty, the Committee viewed management's ability to execute decisively as particularly important. Performance against the 2025 cash cost reduction objective was significantly above expectations, with the Company exceeding target through sustained, enterprise-wide operational discipline, including portfolio prioritization, productivity improvements, manufacturing and supply chain efficiencies, disciplined capital deployment, and the expanded use of technology and automation. Based on the design of the corporate scorecard and the Company's actual performance, results against this objective were well above the defined maximum level.

The Committee also recognized strong achievements across strategic and pipeline priorities, including regulatory progress across the infectious disease vaccine franchise, advancement of diversified programs in oncology and rare diseases, and actions taken to evolve the operating model and strengthen the Company's culture, supporting employee engagement and execution during a period of transition.

Application of Committee Discretion

The Committee exercised discretion with respect to the forward-looking metric tied to the 2026 cash cost budget, which evaluated the rigor of the cost plan established for 2026. Management undertook significant cost reduction and efficiency actions during 2025 that positioned the Company to establish a strong 2026 cash cost budget. As a result of this substantial groundwork, the formulaic outcome for the metric exceeded expectations.

In assessing the result, the Committee considered that a meaningful portion of the achievement reflected foundational actions executed in 2025 rather than incremental rigor embedded solely in the 2026 planning process. To ensure the payout appropriately reflected the degree of forward-looking challenge and incremental effort associated with the 2026 objective, the Committee applied downward discretion and capped the payout at 200% of target.

Bonus Pool Funding Determination

In February 2026, the Compensation Committee completed its assessment of management's achievement against the 2025 corporate objectives and, after consideration of both formulaic results and the application of downward discretion described above, concluded that overall performance merited funding the annual bonus pool at 170% of target.

Set forth below is a summary of the scorecard and the Compensation Committee's assessment of performance.

Corporate Objective	Goal Weight	Target Performance Goals[1]	Actual Performance	Committee Assessment	Payout
Drive Spikevax and mRESVIA vaccine sales					
• Total Revenue	20%	$2.3B - $2.4B	$1.9B	**Below Target**	13%
Deliver cost efficiency across the business					
• Total Cash Cost[2]	15%	$5.6B - $5.5B	$4.3B	**At Maximum**	60%
• 2026 Total Cash Cost Budget Targets	10%	$4.7B	Exceeded maximum ($4.4B)	**At Maximum; Committee applied downward discretion to reduce payout to 200% of target**	20%
Focus on 10 product approvals over the next 3 years to drive sales growth					
• Respiratory Filings & Approvals	15%	Achieve US approval of **BOTH**: • mRNA-1283; and • mRNA-1345 for 18-59	Received approval in US for mRNA-1283 and mRNA-1345 for ages 18-59; filed mRNA-1010 in the U.S.	**Above Target**	23%
• Late-Stage Portfolio Diversification	15%	Achieve **BOTH** of the following: • Complete enrollment of Norovirus older adult Phase 3; **AND** • Enroll total of ** patients in PA and MMA pivotal studies	Completed target enrollment in Norovirus Phase 3 and enrolled patients in PA and MMA pivotal studies	**At Target**	15%
• Intismeran Autogene	10%	Deliver first clinical batch from Marlborough **AND** • Enroll ** patients across studies; **OR** • 10% improvement on Turn Around Time ("TAT") from 2024 average[3]	Delivered first clinical batch from Marlborough and enrolled patients across intismeran studies and >15% improvement on TAT from 2024 average	**At Maximum**	20%
Continue to advance the early pipeline and platform technology					
• Early-Stage Portfolio Advancement	5%	• FSFV in 3 programs** • INDs Open in 2 programs** • 3 lead nominations**	Initiated clinical studies in 3 programs** • Opened 2 INDs** • Advanced 3 programs to lead candidate nomination**	**At Target**	5%
• Platform and Technology Development	5%	• Deliver on 2 Platform Science objectives** • Deliver on 2 Tech Dev objectives**	Advanced platform technology development	**At Target**	5%
Evolve and adapt our operating model, and scale our culture	5%	Engagement survey score of 68[4]	Engagement survey score of 73.5	**Above Target**	9%
Final Performance Assessment					170%

[1] For each corporate objective, the Compensation Committee established threshold, target, and maximum performance levels. For performance below target but at or above threshold, payouts generally ranged from 25% to 50% of the allocable portion of the bonus, depending on the objective. For performance at target, 100% of the allocable portion of the bonus was payable. For most objectives, maximum performance resulted in a payout of 200% of the allocable portion of the bonus; however, the total revenue and both cost efficiency objectives were not capped at 200% and could provide for payouts above the stated maximum based on the level of performance achieved. Performance for quantitative objectives was assessed using linear interpolation between threshold, target, and maximum levels. Performance for qualitative objectives was assessed based on the Committee's judgment.

[2] Total Cash Cost = GAAP operating expenses - (stock-based compensation and depreciation & amortization); Includes COGS, R&D and SG&A

[3] Turn Around Time = sample receipt at Personalis through to delivery at site

[4] Engagement score based on composite score from Glint Survey including metric evaluating employee sentiment (belonging, safety to innovate, appreciation of differences & inclusion)

** Not disclosed; competitively sensitive

2025 Annual Bonus Determination

At the beginning of each year, the Compensation Committee reviews the target annual bonuses of our executive officers, including our NEOs. The Compensation Committee considered the factors described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above, particularly market data from the companies in our compensation peer group. For 2025, our Board, acting on the recommendation of the Compensation Committee, maintained the target bonus for our CEO at 150% of salary. The Compensation Committee increased the target bonus for Dr. Hoge at 135% of salary due to increased responsibility for the commercial organization, and maintained the other NEOs at 90% of salary. In maintaining these target bonuses, the Board and Compensation Committee noted that targets were consistent with market trends for similarly situated executives, and that the targets provide an enhanced incentive to achieve annual corporate objectives.

In February 2026, the Compensation Committee and Board determined that the corporate performance factor for 2025 was 170%, reflecting exceptional performance against the Company's corporate objectives. In establishing the 2025 performance targets, the Committee emphasized disciplined execution,

particularly operational efficiency, cost management, and pipeline advancement, while calibrating revenue expectations to reflect the prevailing commercial and regulatory environment. Revenue goals were grounded in reasonable sales forecasts within a contracting COVID market, reflecting current conditions rather than prior peak-period performance. Performance ranges were structured to meaningfully differentiate among levels of achievement, including above-target outcomes, and to ensure that materially above-target payouts would be earned only through strong execution.

The Committee concluded that the Executive Committee's leadership and execution were instrumental in delivering these results, and accordingly each of the NEOs received an overall performance factor of 170%.

This determination reflects the Committee's assessment that management delivered results well above target under the corporate scorecard, particularly with respect to cash cost reduction. In a year marked by continued commercial transition and broader industry uncertainty, the Committee viewed management's ability to execute decisively as a key driver of performance. The Committee also considered progress across regulatory and pipeline priorities during a period of continued commercial transition.

The individual performance factor for each NEO (excluding our CEO, whose individual performance factor was determined by the Board) was determined by the Compensation Committee following discussion of the Company's overall performance, and was multiplied by the 170% corporate performance factor to determine final bonus payout. These bonus payouts are reflected under the "Non-Equity Plan Incentive Compensation" column in the 2025 Summary Compensation Table on **page 65** below.

Name	2025 Annual Base Salary[1] ($)	2025 Annual Target Bonus (% of salary)	2025 Annual Target Bonus ($)	Corporate Performance Factor (%)	Individual Performance Factor (%)	Actual Cash Bonus[2] ($)
Stéphane Bancel	$1,687,200	150%	$2,530,800	170%	100%	$4,302,360
James Mock	857,000	90%	771,300	170%	100%	1,311,210
Stephen Hoge, M.D.	1,300,000	135%	1,755,000	170%	100%	2,983,500
Shannon Thyme Klinger	857,000	90%	771,300	170%	100%	1,311,210

[1] Represents the annual base salary rate in effect as of December 31, 2025.

[2] Calculated by multiplying the annual target bonus by the corporate performance factor and the individual performance factor.

Long-Term Incentive Compensation

The Committee believes that long-term incentive awards are a critical element of compensation that provide a mechanism to align shareholders and executives, and to reinforce behaviors consistent with Moderna's strategic plan. The value of equity awards is directly related to stock price appreciation over time, which incentivizes our executive officers to achieve long-term corporate goals and create long-term value for our shareholders. Equity awards also help us attract and retain top-performing executive officers in a competitive market.

Long-term incentive vehicle	Standard vesting schedule	Description
Stock Options	• Ratably over four years (25% vesting on first anniversary of grant date, 6.25% over the next 12 quarters)	• Provide strong incentives for our executives to pursue growth that would result in long-term stock price appreciation
Restricted Stock Units (RSUs)	• Ratably over four years (25% vesting on first anniversary of grant date, 6.25% over the next 12 quarters)	• Reward executives for growth in the price of our common stock as additional values are derived from stock price appreciation • Help build actual stock ownership and are less dilutive to our shareholders than stock options
Performance-based Restricted Stock Units (PSUs)	• Cliff vesting based on performance at the end of three-year performance period	• Reward executives for execution of long-term strategic and financial objectives, while providing a direct link to the creation of sustainable shareholder value and execution of our strategic business plan

2025 Equity Awards

The value of equity awards granted to our executive officers, including our NEOs, is determined by the Compensation Committee based on multiple factors, as described in "Governance of Executive Compensation Program—Compensation-Setting Factors" above. These factors include market data from our compensation peer group, each individual's performance in the prior year, and each individual's expected future contributions to the Company. At the beginning of each year, the Compensation Committee evaluates these factors and determines the size of the annual equity awards it deems reasonable and appropriate to support the Company's long-term objectives and align executive interests with shareholder value creation.

At its February 2025 meeting, the Compensation Committee approved the 2025 annual equity awards for our NEOs, other than our CEO. The Board made this determination for our CEO upon the recommendation of the Compensation Committee. The size of the annual equity award for Dr. Hoge reflected the expanded scope of his role, including oversight of the full commercial organization.

The target equity values below reflect the values approved by the Compensation Committee (or Board, for the CEO). The values included in the Summary Compensation and Grants of Plan-Based Awards tables reflect the grant date fair values calculated in accordance with FASB ASC Topic 718, which differ for these equity awards based on the fact that the number of underlying shares granted is calculated based upon a 20-trading day trailing average closing price for our stock immediately before the grant date. Therefore, those accounting values differ from the values included in this table. See "Equity-Related Policies and Practices—Equity Award Grant Policy."

The equity awards granted to our NEOs in 2025 are set forth in the "Summary Compensation Table" and the "Grants of Plan-Based Awards for Fiscal Year 2025" table beginning on **page 65**.

	Stock Options	RSUs	PSUs	Total Target Value of Equity Award
Stéphane Bancel[1]	$7,500,000	$ —	$7,500,000	$15,000,000
James Mock[2]	1,333,333	1,333,333	1,333,333	4,000,000
Stephen Hoge, M.D.[2]	5,000,000	5,000,000	5,000,000	15,000,000
Shannon Thyme Klinger[2]	1,166,667	1,166,667	1,166,667	3,500,000

[1] The annual equity awards mix for the CEO was 50% stock options and 50% PSUs.

[2] The annual equity awards mix for the NEOs other than the CEO was one-third stock options, one-third RSUs and one-third PSUs.

Determination of 2023 Earned PSUs

We introduced PSUs as part of our compensation program for our Executive Committee in 2021. The PSUs granted in 2023 have a three-year performance period (2023 - 2025) and were designed to incentivize obtaining approvals for our respiratory disease programs and growing our U.S. market share, and advancing our intismeran candidate. At the time the performance goals were adopted, our original COVID vaccine (mRNA - 1273) was our only approved product, and these goals were focused on diversifying our revenue streams. All of the NEOs were eligible for these PSUs. The Committee approved a vesting of 50% of target at its February 2026 meeting for the 2023 PSUs. The table below summarizes the goals established for the three-year period along with the Committee's performance assessment of each goal. The maximum performance metric for each goal is not disclosed, as these metrics are competitively sensitive.

Performance Metric Goals

Performance Metric	Metric Weight	Threshold (50% vesting)	Target (100% vesting)	Maximum (200% vesting)	Actual Performance	Vesting %
Commercializing respiratory vaccines	50%	RSV licensed in 1+ markets in 2024; Flu licensed in 1+ markets in 2025; and achieve RSV market share of 15% in U.S. by 2025	RSV & flu licensed in 1+ markets in 2024; and achieve RSV market share of 20% in US by 2025	*Not disclosed; competitively sensitive*	Did not meet threshold performance metric	0%
Advancing the intismeran autogene candidate	50%	Enroll 100% of melanoma registrational study **or** enroll 100% of Phase 2 study in another non-melanoma histology	Enroll 100% of melanoma registrational study **and** enroll 100% of Phase 2 study in another non-melanoma histology	*Not disclosed; competitively sensitive*	Target: For accomplishments mentioned at left	100%
					Total Vesting	**50%**

Based on the Committee's approval of the 50% of target achievement, the following PSUs vested on February 11, 2026 for our NEOs that participated in the program:

Name	Number of PSUs Granted at Target	Grant Date Value[1]	Vesting Percentage	Earned Number of PSUs	Value at Vest[2]
Stéphane Bancel	22,543	$3,129,194	50%	11,271	$473,326
James Mock	5,260	730,141	50%	2,630	110,447
Stephen Hoge, M.D.	9,768	1,355,896	50%	4,884	205,104
Shannon Thyme Klinger	5,260	730,141	50%	2,630	110,447

[1] Values represent grant date fair values calculated in accordance with FASB ASC Topic 718.

[2] The value realized upon the vesting is calculated based on the closing market price of a share of our common stock on the date prior to the date of vesting.

Outstanding PSU Awards

The table below summarizes the PSU awards that were granted to our NEOs in 2024, 2025 and 2026 that remain outstanding as of the date of this Proxy Statement, including an overview of the pre-established performance metrics for each award.

Grant Year	2024	2025	2026	2027	2028
2024	**Key Metrics:** • Delivering on key externally communicated financial goals through 2026 • Executing on our late-stage pipeline beyond respiratory vaccines				
2025		**Key Metrics:** • Maintaining cash balances over the performance period • Obtaining new product approvals in key markets			
2026			**Key Metrics:** • Maintaining cash balances over the performance period • Achieving the filing and launch milestones for intismeran autogene in accordance with approved timelines		

The inclusion of long-term financial metrics into our PSUs for the first time in 2024 reflects our ongoing evolution and increased visibility into financial performance over a multi-year period as a commercial company, particularly as we continue to strengthen our financial foundation to position us for future growth. We also remain focused on driving growth through new product launches, geographic diversification outside the United States, and the continued advancement of our oncology portfolio as a long-term value driver.

Other Employee Benefits & Perquisites

Health and Welfare Benefits

Our executive officers, including our NEOs, are eligible to participate in the same employee benefit plans that are generally available to all regular employees. These benefit plans include medical, dental, and life and disability insurance plans, as well as well-being and time off programs. We sponsor a portion of the premiums for health, life and disability insurance.

2018 Employee Stock Purchase Plan

Our executive officers, including our NEOs (other than Mr. Bancel), are eligible to participate in our 2018 Employee Stock Purchase Plan (the ESPP) on the same basis as our other full-time U.S. employees. The ESPP is a broad-based stock ownership program that permits eligible employees to set aside a portion of their compensation generally during two offering periods each year and use such contributions to purchase shares of our common stock at a purchase price equal to 85% of the lower of the fair market value of the shares on the

first business day of the offering period or the last business day of the purchase period. During 2025, Ms. Klinger was the only NEO that participated in the ESPP.

401(k) Savings Plan

We maintain a 401(k) plan that is tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is tax-exempt under Section 501(a) of the Code. Plan participants can defer eligible compensation subject to applicable Code limits. We provide a matching contribution of up to 4.5%, with a dollar-for-dollar match on the first 3% of employee contributions and a 50% match on the next 3% of compensation. All contributions are fully vested immediately upon deposit. As a tax-qualified retirement plan, employee contributions and any investment earnings grow tax-deferred until distributed. Additionally, participants have the option to make contributions on a Roth basis, allowing for after-tax contributions to the Plan with the potential for tax-free withdrawals in retirement.

Limited Perquisites

We provided limited perquisites to our NEOs. In response to the increased profile of our Company and our executives as we pursued the development of our COVID vaccine, beginning in 2020, the Company authorized the provision of personal and home security services to certain of our executives, including some of the NEOs. These services continued into 2025 for our CEO in response to the ongoing heightened risk environment. Our executives otherwise receive those benefits that are provided to other regular U.S. employees.

Employment Arrangements with our NEOs

Employment Offer Letters and Non-Compete, Non-Solicitation and Confidentiality Agreements

We generally enter into employment offer letters with new hires, including each of our NEOs when they joined the Company. These offer letters set forth the basic terms and conditions of their employment, including initial base salary, initial equity awards, eligibility to participate in our standard employee benefits plans, the at-will employment relationship and, in certain cases, a one-time signing bonus and relocation benefits. These offer letters also require that each NEO execute our standard employee confidentiality and assignment agreement. Each of our NEOs is subject to our standard non-competition, non-solicitation, confidentiality, and assignment agreement, which provides for a perpetual post-termination confidentiality covenant as well as post-termination non-competition and non-solicitation of customers, employees, and consultants covenants for one year following termination.

Executive Severance Plan

We believe that the severance payments and benefits provided under our Amended and Restated Executive Severance Plan (Executive Severance Plan) are appropriate in light of the post-employment compensation protections available to similarly situated executive officers at companies in our compensation peer group and are an important component of each executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.

In addition, we believe it is appropriate to provide enhanced severance benefits in connection with certain employment terminations occurring in connection with a change in control in order to encourage our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our shareholders regardless of whether those transactions may result in their own job loss. All of our NEOs are eligible for the Executive Severance Plan. Separate from the Executive Severance Plan, our NEOs are also covered by the Company's guidelines regarding involuntary terminations, which provide for accelerated vesting of 15% of any outstanding and unvested time-based awards if termination occurs following the first anniversary of the new hire grant date.

Termination not in connection with a change in control

The Executive Severance Plan provides that upon a termination of employment by us other than for "Cause," death, or "Disability," or upon a resignation by an eligible participant for "Good Reason" (in each case, as defined in the Executive Severance Plan), in either case outside of the "change in control period" (i.e., the period beginning on the date of a "change in control" (as defined in the Executive Severance Plan) and ending on the one-year anniversary of the change in control), the participant will be entitled to receive, subject to the execution and delivery of a separation agreement and release containing, among other provisions, an effective release of claims in favor of the Company and reaffirmation of the "restrictive covenants agreement" (as defined in the Executive Severance Plan):

(i) a severance amount equal to 12 months of the participant's annual base salary in effect immediately prior to such termination, payable over 12 months in the form of salary continuation,

(ii) an amount equal to the participant's annual target bonus in effect immediately prior to such termination, payable over 12 months, and

(iii) up to 12 monthly cash payments equal to the monthly employer contribution that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us, based on the premiums as of the date of termination.

Termination in connection with a change in control

The Executive Severance Plan also provides that upon a termination of employment by us other than for Cause, death, or Disability or upon a resignation by an eligible participant for "Good Reason," in either case within the change in control period, the participant will be entitled to receive, in lieu of the payments and benefits described above and subject to the execution and delivery of a separation agreement containing, among other provisions, an effective release of claims in favor of the Company and reaffirmation of the restrictive covenants agreement:

(i) a lump sum payment equal to 150% of the participant's annual base salary in effect immediately prior to such termination (or the participant's annual base salary in effect immediately prior to the change in control, if higher) paid in a cash lump sum as severance pay,

(ii) a lump sum payment equal to 150% of the participant's annual target bonus for the year such termination takes place (or the participant's annual target bonus in effect immediately prior to the change in control, if higher) (the Applicable Bonus),

(iii) a lump sum payment equal to (A) the participant's Applicable Bonus multiplied by (B) a fraction with a numerator equal to the number of full weeks elapsed in the then-current fiscal year prior to the date of termination and with a denominator equal to 52,

(iv) a lump sum amount equal to the monthly employer contribution that we would have made to provide health insurance for the participant if he or she had remained employed by us for 18 months following the date of termination, based on the premiums as of the date of termination,

(v) for all outstanding and unvested equity awards of the Company that are subject to time-based vesting held by the named executive officer, full accelerated vesting of such awards, and

(vi) for any performance-based equity awards, acceleration based on the better of target and actual performance against the performance metrics.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a greater net after-tax benefit to the applicable participant.

Equity-Related Policies and Practices

Equity Award Grant Policy

We have adopted an Equity Award Grant Policy that sets forth the process and timing for us to follow when we grant equity awards for shares of our common stock to our employees, including our executive officers, advisors or consultants pursuant to any of our equity compensation plans. Pursuant to the policy, all grants of equity awards must be approved in advance by our Board of Directors, the Compensation Committee or, subject to the delegation requirements in the policy, our CEO, Chief People and Digital Technology Officer, or Vice President, Executive Compensation and Equity. The equity award granting authority delegated to these officers applies to employees at the senior vice president level and below and to equity awards within the specific ranges set forth in the policy. All equity awards for our Executive Committee members must be approved by the Compensation Committee or the full Board.

Generally, equity awards are granted on the following regularly scheduled basis as set forth in the policy:

- Equity awards granted in connection with the hiring of a new employee are generally awarded on the fifth day of the month immediately following the month during which each new employee is hired.

- Equity awards granted by our Board or the Compensation Committee in connection with the promotion of an existing employee or the engagement of a new consultant are effective on the date of approval by our Board or the Compensation Committee, as applicable, or such later date as specified in such approval. Our Board and the Compensation Committee retain the discretion to grant equity awards at other times to the extent appropriate in light of the circumstances of such awards.

- Equity awards granted to existing employees (other than in connection with a promotion) will generally be granted, if at all, on an annual basis, including an annual award to all employees that is granted on the later of (i) March 1st, and (ii) the end of the second trading day following the filing of our Annual Report on Form 10-K with the SEC; additional grants for high-performing employees may be granted to certain employees at other times during the year.

Our Board and Compensation Committee carefully review any potential material nonpublic information before granting any equity awards, other than awards that we grant on a predetermined schedule. We do not time our equity award grants either to take advantage of a depressed stock price, or an anticipated increase in stock price, and we have limited the amount of discretion that can be exercised in connection with the timing of equity award grants. We also do not time the release of material nonpublic information based on equity award grant dates.

In 2025, the Company did not grant any options to NEOs during the period beginning four business days before the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a current report on Form 8-K that discloses material nonpublic information, and ending one business day after the filing or furnishing of such report.

In addition, the Equity Award Grant Policy sets forth the way our equity awards will be priced. If the grant of RSUs is denominated in dollars, the number of shares subject to each RSU award will be determined by dividing the value of such award by the average closing market price on the Nasdaq Global Select Market of a share of our common stock over the preceding 20 trading days, up to and including the last trading day immediately preceding the effective date of grant (the 20-trading day trailing average price), and if the grant of an option is denominated in dollars, the number of shares subject to such option will be determined by dividing the value of such award by the product of (i) the 20-trading day trailing average price and (ii) the Black-Scholes ratio, which is calculated using the Black-Scholes value of an option on the grant date divided by the closing market price on the Nasdaq Global Select Market of a share of our common stock on the effective date of grant. The per share exercise price of all stock options will be at least equal to the closing market price on the Nasdaq Global Select Market of a share of our common stock on the effective date of grant.

Non-Employee Director and Executive Officer Stock Ownership Policy

In 2019, the Compensation Committee adopted a Stock Ownership Policy, which was subsequently amended in February 2021. As amended, the Stock Ownership Policy requires that by the fifth anniversary of the original effectiveness date of the policy (i.e., December 31, 2024), or December 31st following the fifth anniversary of an individual becoming subject to the policy (whichever is later), that individual is required to hold a number of shares of Moderna stock equivalent in value to a multiple of the individual's salary or, in the case of directors, their annual cash retainer, as follows:

- CEO: 7 times annual salary
- President: 6 times annual salary
- Other Executive Committee members: 3 times annual salary
- Non-employee Directors: 6 times annual cash retainer

In February 2021, the Stock Ownership Policy was revised by the Compensation Committee to provide that only owned shares would count toward satisfaction of the ownership requirement, eliminating credit previously granted for the value of vested but unexercised stock options. Until the requirements are met, covered individuals who were subject to the policy as of December 31, 2020 are required to hold 100% of any stock underlying vested RSU awards until the requirements are met, and individuals who are first subject to the policy on or after January 1, 2021 are required to hold 50% of any stock underlying vested RSU awards until the requirements are met.

As of December 31, 2025 each of Mr. Bancel and Dr. Hoge owned more than the required amount of Moderna stock.

Clawback Policy

In February 2021, our Board of Directors adopted a clawback policy applicable to all performance-based compensation granted to members of our Executive Committee, beginning in 2021. The policy grants the Board or Compensation Committee discretion to recoup any performance-based compensation paid in excess of what otherwise should have been delivered due to the Executive Committee member's misconduct that resulted in a financial restatement. In addition, the policy grants the Board or Compensation Committee discretion to recoup performance-based compensation in the event that an Executive Committee member's detrimental conduct causes material financial, operational or reputational harm to the Company.

In May 2023, our clawback policy was revised to reflect updated listing standard rules from Nasdaq and to require that the Company seek a clawback of any excess performance-based compensation that was paid to our Executive Committee due to an error or misstatement in our financial statements, regardless of fault or misconduct, other than in limited circumstances.

Insider Trading Policy

We have adopted an Insider Trading Policy and implemented procedures governing the purchase, sale and other dispositions of Moderna securities by directors, officers and employees, and the company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards.

Our Insider Trading Policy further prohibits our employees (including our executive officers) and our directors from engaging in the following transactions:

- selling any Moderna securities that they do not own at the time of the sale (a "short sale");

- buying or selling puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any Moderna securities or an opportunity, direct or indirect, to profit from any change in the value of Moderna securities or engaging in any other hedging transaction with respect to Moderna securities at any time;

- borrowing against Moderna securities held in a margin account; and

- pledging Moderna securities as collateral for a loan (or modifying an existing pledge).

As of the date of this Proxy Statement, none of our NEOs had previously sought or obtained approval from the Compensation Committee to engage in any hedging or pledging transaction involving our securities.

Other Compensation Policies and Practices

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code (Section 162(m)) disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid in any fiscal year to certain specified executive officers. Subject to certain transition rules which apply to remuneration provided pursuant to written binding contracts which were in effect on November 2, 2017, and which are not subsequently modified in any material respect and certain transition relief for newly public companies, for taxable years beginning after December 31, 2017, the exemption from the deduction limit for "performance-based compensation" is no longer available. Consequently, for fiscal years beginning after December 31, 2017, all remuneration in excess of $1 million paid to a specified executive will not be deductible unless it qualifies for the transition relief described above.

In designing our executive compensation program and determining the compensation of our executive officers, including our NEOs, the Compensation Committee considers a variety of factors, including the potential impact of the Section 162(m) deduction limit. However, the Compensation Committee will not necessarily limit executive compensation to that which is or may be deductible under Section 162(m). The deductibility of some types of compensation depends upon the timing of an executive officer's vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws, and other factors beyond the Compensation Committee's control also affect the deductibility of compensation. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its compensation goals.

To maintain flexibility to compensate our executive officers in a manner designed to promote our short-term and long-term corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee believes that our shareholders' interests are best served if its discretion and flexibility in awarding compensation is not restricted in order to allow such compensation to be consistent with the goals of our executive compensation program, even though some compensation awards may result in non-deductible compensation expense.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 (FASB ASC Topic 718) for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our Board of Directors, including stock options to purchase shares of our common stock and other stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from their awards.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceeds certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards. We structure all our severance arrangements, bonus arrangements and equity awards in a manner to either avoid the application of Section 409A or, to the extent doing so is not possible, to comply with the applicable requirements of Section 409A of the Code.

Executive Compensation Tables

2025 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by, and paid to our NEOs for services rendered to us for the years set forth below.

Name and Principal Position	Year	Salary	Non-Equity Plan Incentive Compensation	Bonus	Stock Awards[1]	Option Awards[1]	All Other Compensation	Total
Stéphane Bancel Chief Executive Officer	2025	$1,677,739	$4,302,360	$ —	$6,897,455	$6,897,425	$ 157,238	$19,932,217
	2024	1,625,885	1,965,600	—	7,654,730	7,654,752	975,213	19,876,180
	2023	1,563,462	1,913,625	—	3,129,194	9,387,713	1,074,520	17,068,514
James Mock Chief Financial Officer	2025	852,192	1,311,210	—	2,452,404	1,226,205	15,750	5,857,761
	2024	826,200	611,021	—	11,507,221	4,252,615	15,525	17,212,582
	2023	792,308	583,200	—	1,460,282	1,460,295	21,100	4,317,185
Stephen Hoge, M.D. President	2025	1,260,000	2,983,500	—	9,196,606	4,598,277	15,750	18,054,133
	2024	1,083,923	1,447,992	—	4,422,698	2,211,340	15,525	9,181,478
	2023	1,042,308	850,500	—	2,711,792	2,711,966	22,600	7,339,166
Shannon Thyme Klinger Chief Legal Officer and Corporate Secretary	2025	852,192	1,311,210	—	2,145,838	1,072,924	15,750	5,397,914
	2024	829,468	763,776	—	11,507,317	4,252,615	15,525	17,368,701
	2023	784,616	583,200	—	1,460,282	1,460,295	24,103	4,312,496

[1] The amounts reported represent the aggregate grant date fair value of the RSUs, PSUs and stock options, respectively, awarded to our NEOs in the year ended December 31, 2025, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025 included in our Annual Report. The amounts reported in these columns reflect the grant date fair value for each award, and, together, differ from the targeted amounts for these grants, due to the fact that a 20-trading day trailing average closing price convention is used for calculating the number of RSUs, PSUs and stock options granted. The grant date fair value of the PSUs is based on probable achievement of the performance metrics (i.e., at target). The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO upon the exercise of the stock options or any sale of the underlying shares of common stock.

Salary

Amounts represent the actual amount of base salary paid for each NEO during the applicable year. NEOs and other employees are generally assessed for potential salary increases at the beginning of each year. Three percent salary increases for each of our NEOs were approved and took effect in March 2025 as follows: Mr. Bancel to $1,687,200, Dr. Hoge to $1,300,000, Mr. Mock to $857,000; and Ms. Klinger to $857,000. For most NEOs, the increases reflected cost-of-living adjustments applied across our broader employee base, while Dr. Hoge's increase reflected the expanded scope of his role, including oversight of the full commercial organization.

Non-Equity Plan Incentive Compensation

The amounts reported represent annual bonuses earned by our NEOs for services during the applicable year, based on the achievement of Company and individual performance objectives. Target bonuses for our NEOs are set as a percentage of annual salary, and for 2025 were maintained at 150% of salary for our CEO, 135% of salary for our President, and 90% of salary for our other NEOs. For more information, see "Short-Term Incentive Compensation" above.

Bonus

No bonuses other than those described in "Non-Equity Plan Incentive Compensation" above were paid to the NEOs for any of the fiscal years presented.

Stock Awards

The amount reported represents the aggregate grant date fair value of RSUs and PSUs awarded to the NEOs, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs and PSUs reported in this column are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025 included in our Annual Report. The amount reported in this column reflects the accounting cost for these equity awards and does not correspond to the actual economic value that may be received by the applicable NEO upon the vesting/settlement of the RSUs and PSUs or any sale of the underlying shares of common stock. The grant date fair value of the 2025 PSUs, calculated in accordance with FASB ASC Topic 718, assuming maximum achievement of the applicable performance metrics, are as follows: Mr. Bancel—$13,794,909; Dr. Hoge—$9,196,606; Mr. Mock— $2,452,404; and Ms. Klinger—$2,145,838.

Option Awards

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the NEOs during the applicable year, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025 included in our Annual Report. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options or any sale of the underlying shares of common stock.

All Other Compensation

The amounts set forth below provide a detailed breakdown of the 2025 amounts reported above for All Other Compensation. These amounts consist of the following:

- **401(k) Match:** Represents matching contributions to the 401(k) account for the named executive officer.
- **Security Costs:** Represents incremental costs borne by the Company for the provision of security services to the NEOs or members of their household in response to a heightened threat environment.

Name	401(k) Match	Security Costs	Total
Stéphane Bancel	$15,750	$141,488	$157,238
James Mock	15,750	—	15,750
Stephen Hoge, M.D.	15,750	—	15,750
Shannon Thyme Klinger	15,750	—	15,750

Grants of Plan-Based Awards for Fiscal Year 2025

The following table—also known as the Grants of Plan-Based Awards Table—sets forth the individual award, including stock options, RSUs and PSUs, made to each of our NEOs during 2025. For a description of the types of awards indicated below, please see our "Compensation Discussion and Analysis" above.

Name	Grant Date[1]	Award Type	Estimated Future Payouts Under Performance Share Units (#)[2]			Restricted Stock Units (#)[3]	Stock Options (#)[4]	Stock Option Exercise Price[5]	Grant Date Fair Value of Awards[6]
			Threshold	Target	Maximum				
Stéphane Bancel	March 1, 2025	Annual Equity					357,065	$30.96	$ 6,897,425
	March 1, 2025	Annual Equity	111,393	222,786	445,572				6,897,455
James Mock	March 1, 2025	Annual Equity					63,478	30.96	1,226,205
	March 1, 2025	Annual Equity				39,606			1,226,202
	March 1, 2025	Annual Equity	19,803	39,606	79,212				1,226,202
Stephen Hoge, M.D.	March 1, 2025	Annual Equity					238,043	30.96	4,598,277
	March 1, 2025	Annual Equity				148,524			4,598,303
	March 1, 2025	Annual Equity	74,262	148,524	297,048				4,598,303
Shannon Thyme Klinger	March 1, 2025	Annual Equity					55,543	30.96	1,072,924
	March 1, 2025	Annual Equity				34,655			1,072,919
	March 1, 2025	Annual Equity	17,327	34,655	69,310				1,072,919

[1] All annual equity grants were approved by the Compensation Committee on February 12, 2025.

[2] Each PSU granted as an Annual Equity Award is subject to vesting upon a determination by the Compensation Committee that the goals thereunder have been met. This determination is expected to be made within two-and-a-half months of the conclusion of the performance period, which ends on December 31, 2027.

[3] Each RSU is subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2025 Year-End" table below.

[4] Each stock option is subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2025 Year-End" table below.

[5] Based upon the closing price of our common stock as reported on the Nasdaq Global Select Market on the date of grant.

[6] The amounts reported represent the aggregate grant date fair value of the stock options, RSUs and PSUs, as applicable, awarded to the NEOs during 2025, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options, RSUs and PSUs, as applicable, reported in this column are set forth in Note 13 to our Consolidated Financial Statements for the year ended December 31, 2025 included in our Annual Report. The amounts reported in this column reflect the aggregate accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options, the vesting/settlement of the RSUs or PSUs or any sale of the underlying shares of common stock. The grant date fair value of PSUs is based on probable achievement of the performance metrics (i.e., at target).

Outstanding Equity Awards at 2025 Year-end

The table below sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2025.

Name	Grant Date[1]	Award Type	First Vesting Date	Number Exercisable/ Vested	Number Unexercisable/ Unvested	Option Exercise Price	Option Expiration Date	Market Value[2]
Stéphane Bancel	8/10/2016	Options	8/10/2016	558,394 [3]	—	$ 19.15	8/10/2026	$ 5,773,794
	8/10/2016	Options	8/10/2016	193,321 [3]	—	19.15	8/10/2026	1,998,939
	2/23/2017	Options	2/22/2018	642,201 [3]	—	12.21	2/23/2027	11,097,233
	2/28/2018	Options	2/27/2019	917,431 [3]	—	14.22	2/28/2028	14,009,171
	12/6/2018	Options	6/13/2020	4,587,155 [3]	—	23.00	12/6/2028	29,770,636
	3/8/2019	Options	3/8/2020	593,592 [3]	—	20.93	3/8/2029	5,081,148
	2/28/2020	Options	2/28/2021	644,480 [3]	—	25.93	2/28/2030	2,294,349
	2/9/2021	Options	2/9/2022	144,105 [3]	—	179.52	2/9/2031	0
	3/1/2022	Options	3/1/2023	137,216 [4]	9,148 [4]	149.52	3/1/2032	0
	2/28/2023	PSUs		—	22,543 [5]	—		664,793
	2/28/2023	Options	2/28/2024	88,570 [4]	40,260 [4]	138.81	2/28/2033	0
	2/27/2024	PSUs		—	79,571 [5]	—		2,346,549
	2/27/2024	Options	2/27/2025	66,474 [4]	85,469 [4]	96.20	2/27/2034	0
	3/1/2025	PSUs		—	222,786 [5]			6,569,959
	3/1/2025	Options	3/1/2026	—	357,065 [4]	30.96	3/1/2035	0
								79,606,571
James Mock	10/5/2022	Options	10/5/2023	32,907 [4]	10,969 [4]	125.62	10/5/2032	0
	10/5/2022	RSUs	10/5/2023	—	5,811 [4]	—		171,366
	2/28/2023	Options	2/28/2024	13,777 [4]	6,263 [4]	138.81	2/28/2033	0
	2/28/2023	RSUs	2/28/2024	—	1,644 [4]	—		48,482
	2/28/2023	PSUs		—	5,260 [5]	—		155,117
	2/27/2024	Options	2/27/2025	10,339 [4]	13,296 [4]	96.20	2/27/2034	0
	2/27/2024	Options	2/27/2026	—	60,216 [6]	96.20	2/27/2034	0
	2/27/2024	RSUs	2/27/2025	—	6,963 [4]	—		205,339
	2/27/2024	PSUs		—	12,377 [5]	—		364,998
	12/5/2024	RSUs	12/5/2025	—	141,571 [4]	—		4,174,929
	3/1/2025	Options	3/1/2026	—	63,478 [4]	30.96	3/1/2035	0
	3/1/2025	RSUs	3/1/2026	—	39,606 [4]	—		1,167,981
	3/1/2025	PSUs		—	39,606 [5]	—		1,167,981
								7,456,193
Stephen Hoge, M.D.	8/10/2016	Options	8/10/2016	223,357 [3]	—	19.15	8/10/2026	2,309,511
	8/10/2016	Options	8/10/2016	96,660 [3]	—	19.15	8/10/2026	999,464
	2/23/2017	Options	2/22/2018	458,715 [3]	—	12.21	2/23/2027	7,926,595
	10/3/2017	Options	10/3/2018	1,834,862 [3]	—	12.21	10/3/2027	31,706,415
	2/28/2018	Options	2/27/2019	412,844 [3]	—	14.22	2/28/2028	6,304,128
	3/8/2019	Options	3/8/2020	339,195 [3]	—	20.93	3/8/2029	2,903,509
	2/28/2020	Options	2/28/2021	214,826 [3]	—	25.93	2/28/2030	764,781
	2/9/2021	Options	2/9/2022	38,428 [3]	—	179.52	2/9/2031	0
	3/1/2022	Options	3/1/2023	39,638 [4]	2,644 [4]	149.52	3/1/2032	0
	3/1/2022	RSUs	3/1/2023	—	652 [4]	—		19,227
	2/28/2023	Options	2/28/2024	25,586 [4]	11,631 [4]	138.81	2/28/2033	0
	2/28/2023	RSUs	2/28/2024	—	3,053 [4]	—		90,033
	2/28/2023	PSUs		—	9,768 [5]	—		288,058
	2/27/2024	Options	2/27/2025	19,203 [4]	24,691 [4]	96.20	2/27/2034	0
	2/27/2024	RSUs	2/27/2025	—	12,931 [4]	—		381,335
	2/27/2024	PSUs		—	22,987 [5]	—		677,887
	3/1/2025	Options	3/1/2026	—	238,043 [4]	30.96	3/1/2035	0
	3/1/2025	RSUs	3/1/2026	—	148,524 [4]	—		4,379,973
	3/1/2025	PSUs		—	148,524 [5]	—		4,379,973
								63,130,889

Name	Grant Date[1]	Award Type	First Vesting Date	Number Exercisable/ Vested	Number Unexercisable/ Unvested	Option Exercise Price	Option Expiration Date	Market Value[2]
Shannon Thyme Klinger	6/7/2021	Options	6/7/2022	42,169 [3]	[4]	219.57	6/7/2031	$ 0
	3/1/2022	Options	3/1/2023	14,147 [4]	944 [4]	149.52	3/1/2032	0
	3/1/2022	RSUs	3/1/2023	—	233 [4]	—		6,871
	2/28/2023	Options	2/28/2024	13,777 [4]	6,263 [4]	138.81	2/28/2033	0
	2/28/2023	RSUs	2/28/2024	—	1,644 [4]	—		48,482
	2/28/2023	PSUs		—	5,260 [5]	—		155,117
	2/27/2024	Options	2/27/2025	10,339 [4]	13,296 [4]	96.20	2/27/2034	0
	2/27/2024	Options	2/27/2026	—	60,216 [6]	96.20	2/27/2034	0
	2/27/2024	RSUs	2/27/2025	—	6,963 [4]	—		205,339
	2/27/2024	PSUs		—	12,377 [5]	—		364,998
	12/5/2024	RSUs	12/5/2025	—	141,571 [4]	—		4,174,929
	3/1/2025	Options	3/1/2026	—	55,543 [4]	30.96	3/1/2035	0
	3/1/2025	RSUs	3/1/2026	—	34,655 [4]	—		1,021,976
	3/1/2025	PSUs		—	34,655 [5]	—		1,021,976
								6,999,688

[1] Equity awards granted prior to December 6, 2018 are subject to the terms of our 2016 Stock Option and Grant Plan, as amended from time to time (the 2016 Stock Plan), and equity awards granted on or after December 6, 2018 are subject to the terms of our 2018 Stock Plan. Equity awards are subject to certain acceleration of vesting provisions as provided in our Executive Severance Plan.

[2] Market value reflects the value of the applicable equity award, including both vested and unvested portions, based upon the closing price for the Company's common stock on December 31, 2025 of $29.49.

[3] The shares subject to the option are fully vested.

[4] 25% of the shares subject to the equity award vest on the first anniversary of the grant date and the remaining 75% vest in 12 equal quarterly installments thereafter, generally subject to the NEO's continuous service relationship with the Company through each applicable vesting date.

[5] Number of PSUs assumes performance at target. The shares subject to the equity award are scheduled to vest within two and a half months of the conclusion of the performance period, which ends on December 31st of the second calendar year after the grant date, and following a determination by the Compensation Committee on whether the performance criteria have been satisfied; if an NEO remains employed for at least one year of the performance period, he or she will be entitled to a pro rata award based upon time employed, subject to satisfaction of the performance criteria. The number of shares subject to vesting reflect anticipated performance at target. PSUs granted on February 28, 2023 ultimately vested at 50% of target on February 11, 2026.

[6] 50% of the shares subject to the equity award vest on the second anniversary of the grant date and the remaining 50% vest on the third anniversary of the grant date, generally subject to the NEO's continuous service relationship with the Company through each applicable vesting.

Option Exercises and Stock Vested in Fiscal Year 2025

The following table sets forth the number of shares acquired and the value realized upon exercises of stock options and vesting of RSUs during the fiscal year ended December 31, 2025 by each of our NEOs.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Stéphane Bancel	688,073	$12,405,956	13,233	$ 409,297
James Mock	—	—	62,382	1,673,492
Stephen Hoge, M.D.	—	—	21,362	633,303
Shannon Thyme Klinger	—	—	61,828	1,647,302

[1] The value realized upon the exercise of option awards would be calculated as the difference between the market price of the underlying security at exercise and the exercise price of the options.

[2] The value realized upon the vesting of stock awards is calculated based on the closing market price of a share of our common stock on the date prior to the date of vesting.

Mr. Bancel acquired 688,073 shares upon the exercise in full of a stock option scheduled to expire on February 23, 2026. The stock option would have been forfeited if not exercised prior to that date. He paid the full exercise price and applicable withholding taxes in cash. No shares were sold or withheld in connection with the exercise. For as long as they are executives, our NEOs are required to conduct any sales of Moderna stock, including stock option exercises, pursuant to 10b5-1 plans.

Potential Payments on Termination or Change in Control

Our Executive Severance Plan, as described above, provides for certain payments and benefits in the event of certain qualifying terminations of employment, including qualifying terminations of employment in connection with a change in control of the Company.

The table below quantifies the potential payments and benefits that would have become due to our NEOs, assuming that a qualifying termination occurred on December 31, 2025. In the event of termination due to death or disability, each of our NEOs would be eligible to have any outstanding but unvested time-based equity

accelerate on the same terms as other employees, up to a cap of $500 million, plus pro-rata vesting of any PSUs. In the event of an involuntary termination, each of our NEOs would be eligible for accelerated vesting of 15% of any outstanding and unvested time-based equity awards, in accordance with the Company's severance guidelines.

The closing market price of a share of our common stock on December 31, 2025 (the last trading day of 2025) was $29.49.

	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]	Termination Due to Death or Disability ($)
Stéphane Bancel			
Cash Severance Payment	$ 1,687,200 [3]	$ 2,530,800 [4]	$ —
Cash Incentive Bonus Payment	2,530,800 [5]	6,327,000 [6]	—
COBRA Premiums	34,177 [7]	51,265 [8]	—
Accelerated Equity Vesting	— [9]	9,581,301 [10]	— [11]
James Mock			
Cash Severance Payment	857,000 [3]	1,285,500 [4]	—
Cash Incentive Bonus Payment	771,300 [5]	1,928,250 [6]	—
COBRA Premiums	34,177 [7]	51,265 [8]	—
Accelerated Equity Vesting	865,119 [9]	7,456,193 [10]	5,768,097 [11]
Stephen Hoge, M.D.			
Cash Severance Payment	1,300,000 [3]	1,950,000 [4]	—
Cash Incentive Bonus Payment	1,755,000 [5]	4,387,500 [6]	—
COBRA Premiums	34,177 [7]	51,265 [8]	—
Accelerated Equity Vesting	730,497 [9]	10,216,486 [10]	4,870,568 [11]
Shannon Thyme Klinger			
Cash Severance Payment	857,000 [3]	1,285,500 [4]	—
Cash Incentive Bonus Payment	771,300 [5]	1,928,250 [6]	—
COBRA Premiums	22,171 [7]	33,257 [8]	—
Accelerated Equity Vesting	818,554 [9]	6,999,687 [10]	5,457,596 [11]

[1] A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "not in connection with a change in control" means outside of the change in control period.

[2] A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period.

[3] Represents 12 months of the executive's base salary.

[4] Represents 18 months of the executive's base salary.

[5] Represents the NEO's target annual bonus opportunity.

[6] Represents 150% of the NEO's target annual bonus opportunity plus the NEO's target bonus opportunity, pro-rated for the number of full weeks elapsed in the then-current fiscal year prior to the date of termination.

[7] Represents 12 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the NEO as of the date of termination.

[8] Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the NEO as of the date of termination.

[9] Represents the value of acceleration of 15% of the NEO's unvested and outstanding time-based equity awards. The NEO would remain eligible for the pro-rata portion of any outstanding PSUs based on actual performance, but such PSUs would not be subject to accelerated vesting.

[10] Represents the value of (i) acceleration of vesting of 100% of the NEO's unvested and outstanding time-based equity awards and (ii) acceleration of vesting of the NEO's unvested and outstanding PSUs at target, based on the market price of a share of our common stock on December 31, 2025, which was $29.49.

[11] Represents the value of acceleration of vesting of 100% of the NEO's unvested and outstanding time-based equity awards, based on the market price of a share of our common stock on December 31, 2025, which was $29.49. The NEO would remain eligible for the pro-rata portion of any outstanding PSUs based on actual performance, but such PSUs would not be subject to accelerated vesting.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Restricted Stock Units (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders[1]	38,373,180	$ 38.63	25,477,797 [2][3]
Equity Compensation Plans Not Approved by Shareholders	—	N/A	—
TOTAL	38,373,180	$ 38.63	25,477,797

[1] Consists of our 2018 Stock Plan, 2016 Stock Plan, and ESPP. Following our initial public offering, we have not and will not grant any awards under our 2016 Stock Plan, but all outstanding awards under the 2016 Stock Plan will continue to be governed by their existing terms. The shares of common stock underlying any awards granted under the 2016 Stock Plan or 2018 Stock Plan that are generally forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise) and the shares of common stock that are withheld upon exercise of a stock option or settlement of such award to cover the exercise price or tax withholding will be added to the shares of common stock available for issuance under the 2018 Stock Plan. Shares underlying stock options exchanged in the option exchange program were canceled and not returned to the pool of shares available for future grant under the 2018 Stock Plan.

[2] Consists of shares available for future issuance under the ESPP and the 2018 Stock Plan. As of December 31, 2025, 1,873,558 shares of common stock were available for issuance under the ESPP, and 23,604,239 shares of common stock were available for issuance under the 2018 Stock Plan. Subject to the number of shares remaining in the share reserve, under the ESPP, the maximum number of shares purchasable by any participant on any one purchase date for any purchase period, including the current period, may not exceed 3,000 shares.

[3] The 2018 Stock Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our Compensation Committee. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2020, by the least of 3,240,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our Compensation Committee. In December 2025, the Compensation Committee authorized an increase in the amount of shares reserved for future issuance under the 2018 Plan equivalent to 1.5% of our stock outstanding as of December 31, 2025, with such increase taking effect on January 1, 2026. No such increase was authorized by the Compensation Committee for the ESPP for 2026. The number does not include the increase to the 2018 Plan from January 1, 2026.

CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annualized total compensation of Mr. Bancel, calculated in accordance with Item 402(u) of Regulation S-K. In identifying our median employee, we reviewed the compensation of our entire employee population of approximately 4,700 global employees as of December 31, 2025. In performing this analysis, we identified the median employee based on actual base pay during 2025, plus all cash bonuses, overtime pay and equity awards received/granted during the year. After identifying the median employee, we then determined the cash bonus for 2025 (paid in 2026), as well as other benefits such as 401(k) match, in the same method used to calculate and report Mr. Bancel's compensation. The 2025 total compensation for Mr. Bancel, as reported above in the 2025 Summary Compensation Table on **page 65** was $19,932,217, which reflects all elements of his compensation as determined under Item 402 of Regulation S-K. The 2025 annual total compensation as determined under Item 402 of Regulation S-K for our median employee, who is employed in the U.S. as an engineer, was $225,053.

The ratio of Mr. Bancel's total compensation to our median employee's total annual compensation for fiscal year 2025 is 89 to 1.

Pay Versus Performance

The following table reports the compensation of our CEO (our Principal Executive Officer, or PEO) and the average compensation of the other Named Executive Officers (Other NEOs) as reported in the Summary Compensation Table in our proxy statements for the past five years, as well as their "compensation actually paid" (CAP), as calculated pursuant to SEC rules and certain performance measures required by the rules. The CAP values included in the table below reflect a measure of compensation which is a combined realizable and realized pay measure predicated on fair value. The grant date fair values included in the Summary Compensation Table (SCT) have been replaced with fair values reflecting the change in value of equity awards during the fiscal year. The calculations do not reflect the actual sale of stock underlying equity awards or the exercise of stock options by the executive.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[2] (c)	Average SCT Total for Other NEOs (d)	Average Compensation Actually Paid to NEOs[2] (e)	Moderna TSR (f)	Peer Group[3] TSR (g)	Net Income (Loss) (millions) (h)	Company-Selected Measure [Total Revenue][4][5] (millions) (i)
2025	$19,932,217	$ 15,803,141	$ 9,769,936	$ 6,413,901	$ 28	$120	$ (2,822)	$ 1,944
2024	19,876,180	5,775,548	14,587,587	8,830,553	40	91	(3,561)	3,236
2023	17,068,514	(155,552,174)	5,103,698	(3,939,532)	95	92	(4,714)	6,864
2022	19,363,648	(306,219,630)	5,822,260	(8,967,479)	172	89	8,362	19,263
2021	18,155,739	793,044,894	8,256,157	67,035,028	243	99	12,202	18,471

[1] Mr. Bancel served as our PEO in each year shown. The Other NEOs reflected in columns (d) and (e) above represent the following individuals for each of the years shown:

  [a] 2024 and 2025 - Stephen Hoge, Shannon Thyme Klinger and James Mock

  [b] 2023 – Arpa Garay, Stephen Hoge, Shannon Thyme Klinger and James Mock

  [c] 2022 – Juan Andres, Arpa Garay, Jorge Gomez, Stephen Hoge, David Meline and James Mock

  [d] 2021 – Juan Andres, Stephen Hoge, Shannon Thyme Klinger, David Meline and Corinne LeGoff

[2] The applicable Summary Compensation Table totals reported for the PEO and the average of the Other NEOs for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate "compensation actually paid":

	2025	
	PEO	**Average for Other NEOs**
Summary Compensation Table	$ 19,932,217	$ 9,769,936
Adjustments		
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table[a]	(13,794,880)	(6,897,418)
Increase/(decrease) for the Inclusion of Rule 402(v) Equity Values[a][b]	9,665,804	3,541,383
Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year	12,624,782	6,398,222
Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards	(2,043,335)	(2,064,252)
Fair Value at Vesting of Equity Awards Granted and Vested in the Fiscal Year	—	—
Change in Fair Value of Prior Years' Equity Awards that Vested During the Year	(915,643)	(792,587)
Change in Fair Value of Prior Years' Equity Awards that Forfeited During the Year	—	—
Compensation Actually Paid	15,803,141	6,413,901

[a] Compensation Actually Paid excludes the Stock Awards and Option Awards columns from the relevant fiscal year's Summary Compensation Table total. The Rule 402(v) Equity Values instead reflect the aggregate of the following components, as applicable: (i) the fair values as of the end of the listed fiscal year of unvested equity awards granted in that year; (ii) the change in fair value during the listed fiscal year of equity awards granted in prior years that remained outstanding and unvested at the end of the listed fiscal year; (iii) the change in fair value during the listed fiscal year through the vesting date of equity awards granted in prior years that vested during the listed fiscal year, less (iv) the fair value at the end of the prior year of awards granted prior to the listed fiscal year that failed to meet applicable vesting conditions during the listed fiscal year. For purposes of the above adjustments, the fair value of equity awards on the applicable date were determined in accordance with FASB's ASC Topic 718, using valuation methodologies that are generally consistent with those used to determine the grant-date fair value for accounting purposes.

[b] The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that the fair value calculations of (i) the options granted on or between February 9, 2021 and March 1, 2025 used an estimated term between 4.49 years and 9.00 years in 2025, as compared to an estimated term of between 5.11 and 6.25 years used to calculate the grant date fair value of such awards, and (ii) the PSUs assumed a payout based on the probable outcome as compared to the grant date fair value calculations which assumed a payout at target.

[3] Peer group TSR reflects the Nasdaq Biotechnology Index for all five fiscal years disclosed, which aligns with the peer group used in our Annual Report on Form 10-K for each of these years.

[4] The Company has identified Total Revenue as the company-selected measure for the pay versus performance disclosure, as it represents the most important financial performance measure used to link compensation actually paid to the PEO and the Other NEOs to the Company's performance. For 2025, Total Revenue replaced Product Sales used in prior years and aligns with the Company's 2025 corporate objectives. Accordingly, the Company-Selected Measure information for fiscal years 2021 to 2024 has been updated to reflect this.

[5] Total Revenue was chosen from the following three most important financial performance measures used by the Company to link compensation actually paid to the PEO and Other NEOs in 2025 to the Company's performance:

Performance Metrics	
Total Revenue	Refer to "Compensation Discussion and Analysis—Short-Term Incentive Compensation—2025 Corporate Objectives," described on **page 53**.
Operating Expense	Refer to "Compensation Discussion and Analysis—Short-Term Incentive Compensation—2025 Corporate Objectives," described on **page 53**.
Total Shareholder Return (TSR)	Stock options have historically been the most heavily weighted equity vehicle in our long-term incentive program, and they remain on par with RSUs and PSUs as part of our equity mix (for 2025, stock options represent 50% of the weighting of equity for the PEO and 33% for the Other NEOs). RSUs and PSUs also correlate in value to TSR. The value of these equity awards is directly related to stock price appreciation over time, which incentivizes our executives to achieve our long-term strategic and pipeline goals to create shareholder value. Total Shareholder Return on a $100 investment in Moderna stock over a five-year period ending December 31, 2025 would have been $28.23.

Graphs & Narratives

- Description of the relationship between Moderna's TSR and peer group TSR
- Descriptions of the relationships between Compensation Actually Paid (CAP) and financial measures for the PEO and the average of the Other NEOs

1. TSR: Company versus Peer Group

Company Cumulative TSR vs. Peer Group Cumulative TSR



TSR for our peer group is based on the Nasdaq Biotechnology Index, which reflects the Company's industry sector and is also the peer group used in our Annual Report on Form 10-K.

Moderna significantly outperformed peers in 2021 and 2022, reflecting our rapid shift to a commercial company as we developed one of the earliest COVID vaccines during the pandemic. The COVID vaccine was Moderna's first commercial product when it was authorized for emergency use in the U.S. in December 2020, followed quickly by authorization or approval in markets globally.

Our stock price declined in 2025 compared to the prior year as the Company continued its transition to a more normalized commercial setting following the COVID-19 pandemic. Although the Company delivered disciplined execution and advanced its pipeline during the year, revenue remained under pressure in a contracting market. The Company continues to focus on executing its long-term strategy to support sustainable long-term value creation.

2. CAP versus Company TSR

CEO and Average NEO CAP vs. Company's TSR



Equity awards are the largest component of our executive compensation program, representing no less than 68% of the target total compensation for each of our executives. Therefore, TSR has a significant impact on our CAP. The impact for our CEO/PEO is more pronounced given the heavier weighting of stock options versus the other NEOs (75% vs. 50% prior to 2024; 50% vs. 33% starting with 2024 annual awards) and the larger size of his annual equity awards.

Equity awards granted prior to the development of our COVID vaccine increased significantly in value during 2021, a year in which our closing stock price on December 31, 2021 was $253.98.

Our Other NEOs joined Moderna in 2021 and 2022 (Mr. Mock and Ms. Klinger) and were granted equity awards at higher stock prices and therefore, the impact of stock price fluctuations on their CAP has been less pronounced. In addition, as of December 31, 2024, all of their previously granted stock options were underwater, with grant prices significantly above prevailing stock

prices. The decline in our stock price during 2022 and 2023 has resulted in negative CAP for our PEO and other NEOs.

The significant increase in CAP for our PEO from 2023 to 2024 was primarily driven by differences in equity vesting values. In 2023, a large number of stock options vested at lower values, resulting in substantial negative fair value adjustments that drove CAP down. In 2024, fewer awards vested, leading to fewer negative fair value adjustments and a net increase in CAP despite continued stock price declines.

For 2025, the year-over-year increase in CAP for our PEO primarily reflects stock price movement relative to grant price. Awards granted in 2024 were issued at a higher stock price and declined significantly by year-end, resulting in a substantial negative remeasurement that reduced 2024 CAP. In contrast, 2025 awards were granted at a lower stock price and were relatively stable at year-end, resulting in minimal remeasurement impact and higher CAP in 2025. CAP for our other NEOs decreased in 2025 compared to the prior year, primarily due to the inclusion of special equity awards in 2024 that did not recur in 2025.

3. CAP versus Net Income

CEO and Average NEO CAP vs. Company's Net Income



Our stock price appreciated significantly with the launch of our COVID vaccine, generating significant net income in 2021 as vaccine sales increased. Net income remained positive in 2022, though at lower levels, before declining in subsequent years as vaccine demand normalized. The Company reported net losses in the most recent fiscal years, driven primarily by lower vaccine sales, as further described in our Annual Report on Form 10-K.

4. CAP versus Company Selected Metric (CSM) – Total Revenue

CEO and Average NEO CAP vs. Company Selected Metric (Total Revenue)



The most heavily weighted factor in Moderna's corporate scorecard with respect to Moderna's annual bonus plan is total revenue. Total revenue from our COVID and RSV vaccines are our primary source of revenue and are key to funding our operations and ongoing investments in the rest of our research and development pipeline. Most of our other scorecard goals are tied to advancing our product pipeline.

Our total revenue increased significantly during 2021 with the sale of our first commercial product, the COVID vaccine, during the global pandemic. Our total revenue increased between 2021 and 2022, but declined in 2023, 2024 and 2025 as we moved into an endemic market and experienced lower than anticipated vaccination rates. We believe that our ongoing investments in advancing our pipeline and continued geographic diversification outside the United States will drive sustainable shareholder value creation in the years to come.

Compensation and Talent Committee Report

The information contained in this Compensation and Talent Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended (the Exchange Act), or subject to the liabilities of Section 18 of the Exchange Act. No portion of this Compensation and Talent Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Moderna specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The Compensation and Talent Committee has reviewed and discussed the section captioned "Compensation Discussion and Analysis" with management. Based on such review and discussions, the Compensation and Talent Committee recommended to the Board of Directors that this "Compensation Discussion and Analysis" section be included in this proxy statement.

Respectfully submitted by the members of the Compensation and Talent Committee of the Board of Directors:

François Nader, M.D. (Chairperson)
Elizabeth Nabel, M.D.
Elizabeth Tallett

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 9, 2026, or as of the date otherwise set forth below, for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;
- each of our named executive officers;
- each of our directors; and
- all of our executive officers, directors, and director nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership in the table below is based on 396,586,862 shares of common stock outstanding as of March 9, 2026. The table shown below and the calculated percentage of beneficial ownership includes shares owned by each shareholder and all stock options held by such shareholder that are either currently vested or will be vested within 60 days of March 9, 2026. Further details are provided in the footnotes section below the table.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned	
	Number	Percentage
Named Executive Officers, Directors and Director Nominees:		
Stéphane Bancel, Chief Executive Officer and Director[2]	30,652,258	7.6%
Noubar B. Afeyan, Ph.D., Chairman[3]	7,069,564	1.8%
Stephen Hoge, M.D., President[4]	5,244,574	1.3%
Paul Sagan, Director[5]	652,521	*
Shannon Thyme Klinger, Chief Legal Officer[6]	179,996	*
James Mock, Chief Financial Officer[7]	169,665	*
François Nader, M.D., Director[8]	115,125	*
Sandra Horning, M.D., Director[9]	73,994	*
Elizabeth Tallett, Director[10]	70,901	*
Elizabeth Nabel, M.D., Director[11]	38,867	*
David Rubenstein, Director[12]	31,515	*
Abbas Hussain, Director[13]	30,941	*
All executive officers, directors and director nominees as a group (12 persons)	44,329,921	10.8%
Other 5% Shareholders:		
FMR LLC[14]	41,301,468	10.4%
The Vanguard Group[15]	39,036,765	9.8%
BlackRock, Inc.[16]	25,301,057	6.4%
Baillie Gifford & Co[17]	20,580,514	5.2%

* Represents beneficial ownership of less than one percent

[1] Unless otherwise indicated, the address for each beneficial owner is c/o Moderna, Inc., 325 Binney Street, Cambridge, MA 02142.

[2] The shares reported herein consist of (a) 6,187,791 shares held directly by Stéphane Bancel, (b) 6,564,880 shares held by OCHA LLC (OCHA), (c) 9,210,686 shares held by Boston Biotech Ventures, LLC (BBV), and (d) 8,688,901 shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of March 9, 2026. Mr. Bancel is the controlling unit holder and sole managing member of each of OCHA and BBV.

[3] Consists of (a) 2,224,015 shares of common stock held by Noubar B. Afeyan, Ph.D., (b) 204,137 shares of common stock underlying stock options held by Dr. Afeyan that are or will be immediately exercisable or vest within 60 days of March 9, 2026, (c) 3,880,328 shares of common stock held by Flagship Ventures Fund IV, L.P. (Flagship Fund IV), (d) 747,897 shares of common stock held by Flagship Ventures Fund IV-Rx, L.P. (Flagship Fund IV-Rx, together with Flagship Fund IV collectively the Flagship Funds), (e) 3,924 shares of common stock held by Flagship Pioneering, Inc. (Flagship Pioneering), and (f) 9,263 shares of common stock underlying stock options held by Flagship Pioneering that are or will be immediately exercisable within 60 days of March 9, 2026. Flagship Ventures Fund IV General Partner LLC (Flagship Fund IV GP) is the general partner of each of the Flagship Fund IV and Flagship Fund IV-Rx. Dr. Afeyan is the sole manager of Flagship Fund IV GP and the ultimate control person of Flagship Pioneering and may be deemed to have voting and investment power with respect to all shares held by the Flagship Funds and Flagship Pioneering.

[4] Consists of (a) 1,477,997 shares held by Stephen Hoge, (b) 151,933 shares held by a trust for the benefit of Dr. Hoge's spouse and children, of which his spouse is a trustee, (c) 4,116 shares held by Valhalla LLC, and (d) 3,610,528 shares of common stock underlying outstanding stock options or unvested RSUs that are or will be immediately exercisable within 60 days of March 9, 2026. Dr. Hoge disclaims beneficial ownership of the shares held in the trust.

[5] Consists of (a) 703 shares held, by Paul Sagan (b) 312,027 shares held by Paul Sagan Revocable Trust, (c) 166,452 shares held by The Chatham Trust, (d) 14,951 shares held by Erwin Park LLC by, and (e) 158,388 shares of common stock underlying outstanding stock options that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[6] Consists of (a) 65,782 shares held and (b) 114,214 shares of common stock underlying outstanding stock options or unvested RSUs held by Shannon Thyme Klinger that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[7] Consists of (a) 56,998 shares held and (b) 112,667 shares of common stock underlying outstanding stock options or unvested RSUs held by James Mock that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[8] Consists of (a) 20,607 shares held and (b) 94,518 shares of common stock underlying outstanding stock options held by François Nader that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[9] Consists of (a) 2,352 shares held and (b) 71,642 shares of common stock underlying outstanding stock options or unvested RSUs held by Sandra Horning that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[10] Consists of (a) 703 shares held and (b) 70,198 shares of common stock underlying outstanding stock options held by Elizabeth Tallett that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[11] Consists of (a) 3,084 shares held and (b) 35,783 shares of common stock underlying outstanding stock options or unvested RSUs held by Elizabeth Nabel that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[12] Consists of (a) 1,527 shares held and (b) 29,988 shares of common stock underlying outstanding stock options or unvested RSUs held by David Rubenstein that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[13] Consists of (a) 1,515 shares held and (b) 29,426 shares of common stock underlying outstanding stock options or unvested RSUs held by Abbas Hussain that are or will be immediately exercisable or vest within 60 days of March 9, 2026.

[14] Based solely on a Schedule 13G/A filed February 6, 2026 (the Fidelity 13G/A). According to the Fidelity 13G/A, includes sole voting power with respect to 41,192,005, shared voting power with respect to 0 shares, sole dispositive power with respect to 41,301,468 shares, and shared dispositive power with respect to 0 shares. The business address of FMR LLC is 245 Summer Street, Boston, MA 02210.

[15] Based solely on a Schedule 13G/A filed April 10, 2024 (the Vanguard 13G/A). According to the Vanguard 13G/A, includes sole voting power with respect to 0 shares, shared voting power with respect to 404,402 shares, sole dispositive power with respect to 37,620,719 shares, and shared dispositive power with respect to 1,416,046 shares. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[16] Based solely on a Schedule 13G/A filed January 29, 2024 (the BlackRock 13G/A). According to the BlackRock 13G/A, includes sole voting power with respect to 23,024,008 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 25,301,057 shares, and shared dispositive power with respect to 0 shares. The business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

[17] Based solely on a Schedule 13G/A filed February 9, 2026 (the Baillie Gifford 13G/A). According to the Baillie Gifford 13G/A, includes sole voting power with respect to 20,033,351 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 20,580,514 shares and shared dispositive power with respect to 0 shares. The business address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

Non-binding Advisory Vote on the Frequency of Future Non-binding Advisory Votes to Approve Executive Compensation

 The Board of Directors recommends a vote for every "**one year**" on the frequency of future non-binding advisory votes to approve the compensation of the company's named executive officers.

Section 14A of the Exchange Act requires us to submit a non-binding, advisory resolution, commonly known as a "say-on-frequency" proposal, to shareholders at least once every six years to determine whether non-binding advisory votes to approve the compensation of our named executive officers, like Proposal No. 2, should be held every one, two or three years.

After careful consideration, our Board of Directors has determined that an annual advisory vote to approve the compensation of our named executive officers will allow our shareholders to provide timely and direct input on our executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. The Board believes that an annual vote is therefore consistent with our efforts to engage in an ongoing dialogue with our shareholders on executive compensation and corporate governance matters. Accordingly, we are asking our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the submission by the Company of a non-binding, advisory resolution on the compensation of the Company's named executive officers pursuant to Section 14A of the Exchange Act every:

one year;

two years; or

three years."

This vote is advisory, and therefore not binding on us, the Board of Directors or the Compensation and Talent Committee. However, our Board of Directors and the Compensation and Talent Committee value the opinions of our shareholders and intend to take into account the outcome of the vote when considering the frequency of holding future non-binding advisory votes to approve the compensation of our named executive officers.

Vote Required

The frequency of future non-binding advisory votes to approve the compensation of our named executive officers that receives the highest number of votes of the shares properly cast shall be approved. Abstentions have no effect on the non-binding advisory vote on the frequency of future non-binding advisory votes to approve the compensation of our named executive officers.

Ratification of Appointment of Independent Registered Public Accounting Firm

 The Board of Directors recommends a vote **"FOR"** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026.

Our Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2026. Ernst & Young has served as our independent registered public accounting firm since 2014. As a matter of good corporate governance, we are asking shareholders to ratify this appointment. If this appointment is not ratified at the Annual Meeting, the Audit Committee may reevaluate the selection of our auditors, but is not required to do so. Even if shareholders ratify this appointment, the Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time if the committee believes that such a change would be in the best interests of Moderna and its shareholders.

A representative of Ernst & Young is expected to attend the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so, and will be available to respond to appropriate questions from shareholders.

Fees Paid to the Independent Registered Public Accounting Firm

Audit fees for 2025 reflect efficiencies in the integrated audit process and continued coordination between management and Ernst & Young. Statutory audit fees were higher in certain international jurisdictions due to expanded activities at our manufacturing locations outside the United States.

Our Audit Committee remains focused on ensuring the independence of Ernst & Young. The following table presents fees for professional audit services and other services rendered to us by Ernst & Young for the years ended December 31, 2025 and December 31, 2024:

	2025	2024
Audit fees[1]	$5,140,389	$6,250,961
Audit-related fees[2]	—	—
Tax fees[3]	150,000	31,500
All other fees[4]	64,987	30,800
Total Fees	$5,355,376	$6,313,261

[1] Audit fees in 2025 and 2024 include fees for our annual audit, quarterly review procedures, statutory audits, comfort letters and consents, and assistance with and review of documents filed with the SEC.

[2] There were no audit-related fees incurred in 2025 or 2024.

[3] Tax fees include tax advisory and transfer pricing services.

[4] All other fees in 2025 and 2024 consisted of subscription fees for Ernst & Young's online accounting research tool, fees for agreed-upon procedures and other regulatory compliance services, and equal pay analysis services for Moderna Switzerland.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

During 2025 and 2024, all audit and non-audit services by our independent registered public accounting firm were pre-approved by our Audit Committee. The Audit Committee may establish pre-approval policies and procedures, subject to SEC and Nasdaq rules and regulations, for such services. The Audit Committee may delegate authority to pre-approve non-audit services to one or more members of the committee. Any decision to pre-approve an activity must be reported to the full Audit Committee at its first meeting following such decision.

Auditor Independence

In 2025, Ernst & Young did not provide any services to Moderna that would have caused our Audit Committee to reconsider that firm's independence.

Vote Required

The ratification of the appointment of Ernst & Young requires the affirmative vote of a majority of the votes properly cast. Abstentions will have no effect on the results of this vote.

Audit Committee Report

The information contained in the following Audit Committee Report shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Moderna specifically incorporates it by reference in such filing.

The Audit Committee serves as the representative of Moderna's Board of Directors with respect to its oversight of:

- Moderna's accounting and financial reporting processes and the audit of Moderna's financial statements;
- the integrity of Moderna's financial statements;
- Moderna's compliance with legal and regulatory requirements;
- significant risks, including cybersecurity risks, reviewing Moderna's policies for risk assessment and risk management, and assessing the steps management has taken to control these risks;
- the performance and responsibilities of Moderna's internal audit function; and
- the appointment, qualifications, and independence of the independent registered public accounting firm.

The Audit Committee also reviews the performance of the independent registered public accounting firm in the annual audit of Moderna's financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees.

The Audit Committee is composed of four non-employee directors. The Board of Directors has determined that each member of the Audit Committee is independent and that Ms. Tallett and Mr. Hussain each qualifies as an "audit committee financial expert" under SEC rules.

The Audit Committee provides the Board of Directors such information and materials as it may deem necessary to apprise the Board of Directors of financial matters requiring its attention. The Audit Committee reviews Moderna's financial disclosures and meets privately, outside the presence of management, with the independent registered public accounting firm and Moderna's internal auditors. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in Moderna's Annual Report on Form 10-K for the year ended December 31, 2025, with management, Moderna's internal auditors and Ernst & Young, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The Audit Committee reports on these meetings to the Board of Directors.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by the applicable requirements of the PCAOB regarding that firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence from management and from Moderna, and considered the compatibility of non-audit services with Ernst & Young's independence. In addition, the Audit Committee discussed Moderna's internal controls over financial reporting and management's assessment of the effectiveness of those controls with management, Moderna's internal auditors and Ernst & Young. The Audit Committee reviewed with both Ernst & Young and Moderna's internal auditors their audit plans, audit scope and identification of audit risks. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that Moderna's audited consolidated financial statements be included in Moderna's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

The Audit Committee has selected Ernst & Young as Moderna's independent registered public accounting firm for the year ending December 31, 2026. The Board of Directors recommends that shareholders ratify this selection at the Annual Meeting.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

Elizabeth Tallett (Chairperson)
Abbas Hussain
David Rubenstein
Paul Sagan

Information About the 2026 Annual Meeting of Shareholders

To be held at 8:00 a.m. Eastern Time on Wednesday, May 6, 2026.

Why am I receiving these materials?

Our Board of Directors is providing these proxy materials to you in connection with a solicitation of proxies for use at the Annual Meeting. You are invited to attend the Annual Meeting and we are asking you to vote on the proposals described in this proxy statement. All shareholders as of the close of business on March 9, 2026, will receive the proxy materials and have the ability to access them online at **www.proxyvote.com**.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on March 9, 2026, the record date for the Annual Meeting (the Record Date), are entitled to notice of and to vote at the Annual Meeting. Each shareholder is entitled to one vote for each share of our common stock held as of the Record Date for each matter addressed at the meeting. As of the Record Date, there were 396,586,862 shares of common stock outstanding and entitled to vote. You are entitled to vote shares that are held of record directly in your name and shares held for you as the beneficial owner through a shareholder, bank, or other nominee. For more information, see "What is the difference between holding shares as a shareholder of record and as a beneficial owner?"

What business will be conducted at the Annual Meeting?

The following table shows the proposals to be presented for a vote, the applicable voting requirements, and the Board's recommendations.

Proposal		Vote Required to Pass	Voting Options	Board's recommendation	Effect of Abstentions and Broker Non-votes*
1	Elect two Class II directors to hold office until the 2029 annual meeting of shareholders	Each director must receive an affirmative vote from a majority of the votes properly cast to be elected	FOR, AGAINST or ABSTAIN (for each director nominee)	✓ **FOR** each nominee	No effect
2	Approve, on a non-binding, advisory basis, the compensation of our named executive officers	A majority of the votes properly cast	FOR, AGAINST or ABSTAIN	✓ **FOR**	No effect
3	Approve, on a non-binding, advisory basis, the frequency of future non-binding advisory votes to approve the compensation of our named executive officers	A plurality of the votes properly cast	ONE YEAR, TWO YEAR, THREE YEAR or ABSTAIN	✓ **ONE YEAR**	No effect
4	Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026	A majority of the votes properly cast	FOR, AGAINST or ABSTAIN	✓ **FOR**	No effect

* See "What if I do not specify how my shares are to be voted?" for an explanation of broker non-votes.

The Board of Directors knows of no other business to be brought before the Annual Meeting. Should any other matters be presented, the individuals named in the proxy will have the authority to take action in regard to such matters as in their judgment seems advisable.

If you hold shares through a broker, bank, or other nominee, they will not be able to vote your shares on any other business that comes before the Annual Meeting unless they receive instructions from you with respect to such matter.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of record

If your shares are registered directly in your name with Fidelity Stock Transfer Solutions, our transfer agent, then you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote online during the Annual Meeting.

Beneficial owner

If your shares were held in a stock brokerage account or by a bank or other nominee on your behalf, then you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote your shares by following the voting instructions you receive. Your broker, bank, or other nominee has only limited authority to vote your shares without your instructions. For more information, see "What if I do not specify how my shares are to be voted?"

How can I attend the Annual Meeting?

Admission to the Annual Meeting

We will host the Annual Meeting via the Internet. You will not be able to attend the meeting in person. Participation in the Annual Meeting as a shareholder, with the right to vote and submit questions, is limited to shareholders as of the close of business on the Record Date. The meeting can be accessed at: **www.virtualshareholdermeeting.com/MRNA2026**.

Other shareholders and members of the public can also access the Annual Meeting at the URL above without a control number, but without the right to vote or submit a question.

The webcast of the Annual Meeting will begin at 8:00 a.m., Eastern Time, on May 6, 2026. Online access will begin at 7:45 a.m., Eastern Time, and we encourage you to log into the Annual Meeting 5-15 minutes prior to the start time.

If you encounter difficulties accessing the Annual Meeting, please call the technical support number that will be posted on the registration page for the meeting website.

Shareholder of record

If you were a shareholder of record at the close of business on the Record Date, you will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials. You do not need to do anything in advance to access the Annual Meeting.

Beneficial owner

If you were a beneficial owner at the close of business on the Record Date, you may attend the Annual Meeting. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials if you wish to attend the Annual Meeting with the right to vote and submit a question. Even if you do not have your control number or were not a shareholder as of the close of business on the Record Date, you can still access the meeting, but will not be able to vote at the meeting or submit a question.

How do I vote?

Shareholder of record

If you are a shareholder of record, you can vote in one of the following ways:

Internet. Go to **www.proxyvote.com** to complete an electronic proxy card. You will need the control number from the proxy card you receive. You will be responsible for any Internet access charges you incur. If you vote online, you do not need to return a proxy card by mail. Votes by internet must be submitted by 11:59 p.m. on Tuesday, May 5, 2026, Eastern time, to be counted.

By telephone. Dial toll-free 1-800-690-6903 and follow the recorded instructions. You will need the control number from your proxy card. You will be responsible for any telephone charges you incur. If you vote by telephone, you do not need to return a proxy card by mail. Votes by telephone must be submitted by 11:59 p.m. on Tuesday, May 5, 2026, Eastern time, to be counted.

By mail. Complete, date, and sign your proxy card and return it promptly by mail in the envelope provided. The people named in the proxy card will vote your shares in accordance with the instructions you provide. If you return the proxy card, but do not give voting instructions on a particular matter, the people named in the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. Votes by mail must be received by the close of business on Tuesday May 5, 2026, Eastern time, to be counted.

During the meeting. If you plan to attend the virtual Annual Meeting, you may vote by following the instructions provided online during the meeting. However, even if you plan to attend the virtual Annual Meeting, we encourage you to submit your vote ahead of time by one of the methods listed above.

Beneficial owner

If your shares are held in street name, follow the voting instructions you receive from your broker, bank, or other nominee.

Can I submit a question for the meeting?

Shareholders as of the Record Date can submit questions in writing in advance of the meeting through **www.proxyvote.com**. Shareholders who attend the Annual Meeting and log in as a shareholder using their control number (as described above) will also have an opportunity to submit questions in writing during the meeting. We will try to answer as many submitted questions as time permits (whether submitted prior to or during the portion of the meeting when questions may be submitted). If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Can I change my vote or revoke my proxy?

Shareholder of record

If you are a shareholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- entering a new vote by Internet or telephone;
- signing and returning a new proxy card with a later date;
- delivering a written revocation to our Corporate Secretary; or
- accessing the Annual Meeting and voting in person.

Beneficial owner

If you are a beneficial owner, you must contact the broker, bank, or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

What if I do not specify how my shares are to be voted?

Shareholder of record

If you submit a proxy but do not provide voting instructions, your shares will be voted:

- **FOR** the election of each of the nominees as Class II directors to serve for a three-year term (Proposal No. 1);
- **FOR** approval, on a non-binding, advisory basis, of the compensation of Moderna's named executive officers (Proposal No. 2);
- **"ONE YEAR"**, on a non-binding, advisory basis the frequency of future non-binding advisory votes to approve the compensation of our named executive officers (Proposal No. 3); and
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026 (Proposal No. 4).
- In the discretion of the named proxy holders regarding any other matters properly presented for a vote at the Annual Meeting.

Beneficial owner

If you do not provide voting instructions, then your broker, bank, or other nominee will only have authority to vote your shares with respect to Proposal No. 4 (ratification of the appointment of the independent registered public accounting firm). Your shares will not be voted with respect to Proposals No. 1, 2 and 3. This is known as a "broker non-vote."

What is the quorum requirement for the Annual Meeting?

A majority of the shares of common stock outstanding and entitled to vote, in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. As of the Record Date, there were a total of 396,586,862 shares of common stock outstanding, which means that 198,293,432 shares of common stock must be represented in person or by proxy at the Annual Meeting to have a quorum. If there is no quorum, a majority of the shares present at the Annual Meeting may adjourn the meeting to a later date. Votes withheld, abstentions and broker non-votes will be counted for purposes of determining whether we have a quorum.

Who is soliciting my proxy?

Proxies are solicited by and on behalf of our Board of Directors. The individuals named in the proxy have been designated as proxy holders by our Board of Directors. When you return a proxy that is properly dated and executed, your shares represented by the proxy will be voted at the Annual Meeting in accordance with your instructions. If you do not give specific instructions on your proxy card, your shares will be voted in accordance with the recommendations of our Board of Directors. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

How are proxies solicited and who is paying for the solicitation?

Moderna will bear the entire cost of this proxy solicitation, including the distribution of the proxy materials. Copies of solicitation materials will also be made available to brokers, banks, and other nominees to forward to beneficial owners. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees, or agents. Sodali & Co. has been retained to assist in soliciting proxies for a fee of $12,000 plus distribution costs and other expenses.

Why did I receive more than one Notice of the Annual Meeting?

If you receive more than one proxy card or voting instruction form for the Annual Meeting, your shares may be registered in more than one name or in more than one account. Please follow the voting instructions on each notice you received to ensure that all of your shares are voted.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy?

Shareholders of Moderna common stock who share a single address may receive only one copy of this proxy statement and Annual Report, unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs and the environmental impact of the Annual Meeting. Shareholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. If your household received only a single set of our proxy materials and you would like a separate copy, or if your household received multiple copies of our proxy materials and you want only a single copy next year, please notify our Corporate Secretary at the address provided below. Shareholders who hold shares in street name may contact their brokerage firm, bank, or other nominee to request information about householding.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us at that time, we intend to file a Form 8-K to publish preliminary results and, within four business days after we know the final results, file an amendment to the Form 8-K to publish those results.

What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

Proposal to include in our proxy statement

Shareholders may present proper proposals to be included in our proxy statement and considered at the next annual meeting of shareholders by submitting their proposals in writing to our Corporate Secretary. For a shareholder proposal to be considered for inclusion in our proxy statement for our 2027 annual meeting of shareholders (2027 Annual Meeting), our Corporate Secretary must receive the written proposal at our principal executive offices no later than November 16, 2026, unless the date of our 2027 Annual Meeting is held more than 30 days before or after May 6, 2027, in which case the proposal must be received a reasonable time before we begin to print and send proxy materials for the 2027 Annual Meeting. In addition, shareholder proposals must comply with the applicable requirements of Rule 14a-8 under the Exchange Act.

Proposal that will not be included in our proxy statement

Our bylaws contain an advance notice procedure for shareholders who wish to present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in our proxy statement. These matters may only be brought before the annual meeting by a shareholder of record entitled to vote at the annual meeting who has delivered timely written notice, containing the information specified in our bylaws, to our Corporate Secretary. To be timely for our 2027 Annual Meeting, our Corporate Secretary generally must receive the written notice at our principal executive offices between January 6 and February 5, 2027. However, if we hold our 2027 Annual Meeting more than 30 days before or more than 60 days after May 6, 2027, then notice of a shareholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of (a) the 90th day before our 2027 Annual Meeting and (b) the 10th day following the day on which public announcement of the date of our 2027 Annual Meeting is first made.

Director nominations

Our Nominating Committee is responsible for selecting and recommending nominees for election as directors to the Board. For information on how you can propose director candidates for consideration by our Nominating Committee, see "Governance—Composition of Our Board of Directors—Shareholder Recommendations for Director Candidates."

In addition, a shareholder, or a group of up to 20 shareholders, that has owned continuously for at least three years shares of our common stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in our proxy materials the greater of two director nominees or the number of nominees constituting 20% of our Board, or if such amount is not a whole number, the closest whole number below 20%, provided that the shareholder(s) and nominee(s) satisfy the requirements in our bylaws. Notice of director nominees pursuant to this proxy access by-law must be received between November 16, 2026 and December 16, 2026. However, if we hold our 2027 Annual Meeting more than 30 days before or after May 6, 2027, then the proxy access notice must be received no earlier than the 120th day before our 2027 Annual Meeting and no later than the close of business on the later of (a) the 90th day before our 2027 Annual Meeting and (b) the

10th day following the day on which public announcement of the date of our 2027 Annual Meeting is first made.

To directly nominate a director for election at an annual meeting of shareholders, an eligible shareholder must provide the information required by our bylaws, including, without limitation, the name and principal occupation or employment of the nominee, the number of shares of our capital stock owned by the nominee, a description of arrangements or understandings between the nominee and the appointing shareholder or shareholders concerning the nominee's potential service on our Board of Directors and a completed questionnaire with respect to the nominee's background and qualifications. In addition, the appointing shareholder must give notice to our Corporate Secretary in the time frame described above under "—Proposal that will not be included in our proxy statement."

Furthermore, to comply with universal proxy rules and our bylaws, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act by the same deadline as described above under "—Proposal that will not be included in our proxy statement."

How can I get a copy of Moderna's Bylaws?

Our bylaws are part of our public filings on the SEC's website at **www.sec.gov**. You may also contact our Corporate Secretary as described immediately below for a copy of our bylaws.

How can I contact the Corporate Secretary?

You can reach our Corporate Secretary at the following address and phone number: Moderna, Inc., Attention: Corporate Secretary, 325 Binney Street, Cambridge, Massachusetts 02142, (617) 714-6500, or via email at Corporate.Secretary@modernatx.com.

Where can I find more information about Moderna?

We file reports, proxy statements, and other information with the SEC, which is all publicly available on the SEC's website, **http://www.sec.gov**. You may also find any document we file with the SEC (and more) on our website at **http://www.modernatx.com** under the "Investors" heading. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement.

You should rely on the information contained in this document to vote your shares at the Annual Meeting. Moderna has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated March 16, 2026. You should not assume that the information contained in this document is accurate as of any later date, and the mailing of this document to shareholders at any time after that date does not suggest otherwise. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations.



moderna

Corporate Headquarters

325 Binney Street, Cambridge, MA 02142
phone 617 714 6500

modernatx.com

Transfer Agent:

Fidelity Stock Transfer[SM]

Audit Firm:

Ernst & Young, LLP